UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2022

MaxLinear, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34666	14-1896129
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5966 La Place Court, Suite 100, Carlsbad, California 92008

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (760) 692-0711

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock , $0.0001 par value	MXL	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On June 17, 2022, MaxLinear, Inc., a Delaware corporation (“MaxLinear”), entered into an amended and restated commitment letter (the “Amended and Restated Commitment Letter”) with Wells Fargo Bank, N.A. (“WF Bank”), Wells Fargo Securities, LLC (“WF Securities”), Bank of Montreal, BMO Capital Markets Corp., Citizens Bank, N.A., Truist Bank, and Truist Securities, Inc. (collectively, the “Commitment Parties”), pursuant to which, subject to the terms and conditions set forth therein, the Commitment Parties have committed to provide (i) a senior secured term B loan facility in an aggregate principal amount of up to $2,737,500,000, (ii) a senior secured term A loan facility in an aggregate principal amount of up to $512,500,000, and (iii) a senior secured revolving credit facility in an aggregate principal amount of up to $250,000,000 (collectively, the “Senior Secured Credit Facilities”). The funding of the Senior Secured Credit Facilities provided for in the Amended and Restated Commitment Letter is contingent on the satisfaction of customary conditions, including (i) the execution and delivery of definitive documentation with respect to credit facilities in accordance with the terms sets forth in the Amended and Restated Commitment Letter, and (ii) the consummation of the acquisition by MaxLinear of Silicon Motion Technology Corporation, an exempted company with limited liability incorporated under the Law of the Cayman Islands (“Silicon Motion”), in accordance with that certain Agreement and Plan of Merger, dated as of May 5, 2022, by and among MaxLinear, Silicon Motion, and Shark Merger Sub, an exempted company with limited liability incorporated under the Law of the Cayman Islands and wholly-owned subsidiary of MaxLinear. The Amended and Restated Commitment Letter amends and restates in its entirety that certain Commitment Letter, dated as of May 5, 2022, by and among MaxLinear, WF Bank, and WF Securities.

The foregoing description of the Amended and Restated Commitment Letter and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the Amended and Restated Commitment Letter, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1 and the terms of which are incorporated herein by reference.

2

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Silicon Motion’s and MaxLinear’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Silicon Motion of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Silicon Motion and MaxLinear; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Silicon Motion’s business and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Silicon Motion’s and MaxLinear’s ability to implement its business strategy; (vii) pricing trends, including Silicon Motion’s and MaxLinear’s ability to achieve economies of scale; (viii) potential litigation relating to the proposed transaction that could be instituted against Silicon Motion, MaxLinear or their respective directors; (ix) the risk that disruptions from the proposed transaction will harm Silicon Motion’s or MaxLinear’s business, including current plans and operations; (x) the ability of Silicon Motion or MaxLinear to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) uncertainty as to the long-term value of MaxLinear common stock; (xiii) legislative, regulatory and economic developments affecting Silicon Motion’s and MaxLinear’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Silicon Motion and MaxLinear operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Silicon Motion’s and/or MaxLinear’s financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact Silicon Motion’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Silicon Motion’s and MaxLinear’s response to any of the aforementioned factors; (xix) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; (xx) Silicon Motion’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xxi) failure to receive the approval of the shareholders of Silicon Motion. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the prospectus to be filed by MaxLinear with the SEC and proxy statement to be provided by Silicon Motion to its security holders in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the prospectus and proxy statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Silicon Motion’s or MaxLinear’s consolidated financial condition, results of operations, or liquidity. Neither Silicon Motion nor MaxLinear assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

3

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving MaxLinear and Silicon Motion. In connection with the proposed transaction, MaxLinear has with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Silicon Motion and a prospectus of MaxLinear. The information in the proxy statement/prospectus is not complete and may be changed. When the proxy statement/prospectus is finalized, it will be sent to the respective shareholders of Silicon Motion seeking their approval of their transaction-related proposals.

MaxLinear may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The proxy statement/prospectus and this communication are not offers to sell MaxLinear securities, are not soliciting an offer to buy MaxLinear securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

MAXLINEAR AND SILICON MOTION URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, WHICH WILL BE PROVIDED TO SILICON MOTION SECURITY HOLDERS AND OTHER DOCUMENTS PROVIDED TO SILICON MOTION SECURITY HOLDERS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders are able to obtain the Registration Statement on Form S-4 free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MaxLinear (when they become available) may be obtained free of charge on MaxLinear’s website at www.maxlinear.com or by contacting MaxLinear’s Investor Relations Department at IR@MaxLinear.com. Copies of documents filed or furnished by Silicon Motion (when they become available) may be obtained free of charge on Silicon Motion’s website at https://www.siliconmotion.com or by contacting Silicon Motion’s Investor Relations Department at IR@siliconmotion.com.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
10.1	Amended and Restated Commitment Letter, dated as of June 17, 2022, by and among the MaxLinear, Inc., Wells Fargo Bank, N.A., Wells Fargo Securities, LLC, Bank of Montreal, BMO Capital Markets Corp., Citizens Bank, N.A., Truist Bank and Truist Securities, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 21, 2022	MAXLINEAR, INC.

(Registrant)

		By:	/s/ Steven G. Litchfield
Steven G. Litchfield
Chief Financial Officer and Chief Corporate Strategy Officer

5

Exhibit 10.1

Execution Version

WELLS FARGO BANK, N.A. WELLS FARGO SECURITIES, LLC 550 South Tryon Street Charlotte, NC 28202
BANK OF MONTREAL BMO CAPITAL MARKETS CORP. 151 West 42nd Street, 32nd Floor New York, New York 10036	CITIZENS BANK, N.A. 28 State Street Boston, Massachusetts 02109	TRUIST BANK TRUIST SECURITIES, INC. 3333 Peachtree Road Atlanta, GA 30326

June 17, 2022

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, California 92008

Attention:   Steven G. Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer

Project Spain
Amended and Restated Commitment Letter

Ladies and Gentlemen:

MaxLinear, Inc. (“you” or the “Borrower”) has advised Wells Fargo Bank, N.A. (“WF Bank”), Wells Fargo Securities, LLC (“WF Securities”), Bank of Montreal (“BOM”), BMO Capital Markets Corp. (“BMOCM” and together with BOM, “BMO”), Citizens Bank, N.A. (“Citizens”), Truist Bank (“Truist Bank”), and Truist Securities, Inc. (“Truist Securities” and together with WF Bank, WF Securities, BMO, Citizens and Truist Bank, the “Commitment Parties”, “we” or “us”) that you intend to acquire (the “Acquisition”) an entity identified to us as “Shark” (the “Target”; the Target collectively with its subsidiaries, the “Acquired Business”). The Acquisition will be effected by way of a merger of a newly-formed exempted company with limited liability incorporated under the Law of the Cayman Islands wholly-owned by the Borrower (“Merger Sub”) with and into the Target, with the Target continuing as your direct wholly owned subsidiary (the date of consummation of the Acquisition, the “Acquisition Closing Date”). The consideration for the Acquisition shall be comprised of (i) the issuance by the Borrower of shares of its common stock (the “Equity Consideration”) and (ii) cash (the “Cash Consideration”). The Borrower, the Acquired Business and their respective subsidiaries are sometimes collectively referred to herein as the “Companies”. This Amended and Restated Commitment Letter (this “Commitment Letter”) hereby amends and restates in its entirety that certain Commitment Letter (the “Original Commitment Letter”), dated as of May 5, 2022 (the “Original Signing Date”), by and among WF Bank, WF Securities and you. It is understood and agreed that the Lead Arrangers (as defined below) shall be entitled to the benefits of the indemnification, expense reimbursement and confidentiality provisions of this Commitment Letter (including as they relate to the Original Fee Letter (as defined below)) as if they were in effect on the Original Signing Date.

You have also advised us that in connection with the Acquisition you intend to obtain senior secured credit facilities comprised of (i) a senior secured term B loan facility in an aggregate principal amount of $2,737.5 million (the “Term B Loan Facility”), (ii) a senior secured term A loan facility in an aggregate principal amount of $512.5 million (the “Term A Loan Facility” and together with the Term B Loan Facility, the “Term Facilities”), and (iii) a senior secured revolving credit facility in an aggregate principal amount of $250 million (the “Revolving Credit Facility” and, together with the Term Facilities, the “Senior Secured Credit Facilities”). The Acquisition, the Refinancing (as defined in Annex II), the funding of the Term B Loan Facility, the funding of the Term A Loan Facility, the effectiveness of the Revolving Credit Facility and all related transactions (including the payment of fees and expenses in connection therewith) are hereinafter collectively referred to as the “Transactions”. The date of the consummation of the Acquisition and initial funding of the Senior Secured Credit Facilities is referred to herein as the “Closing Date”.

1.            Commitments. In connection with the foregoing, (a) each of WF Bank, BOM, Citizens and Truist Bank is pleased to advise you of its several, and not joint, commitment to provide (i) the principal amount of the Term B Loan Facility set forth opposite its name on the Commitments Schedule attached hereto, (ii) the principal amount of the Term A Loan Facility set forth opposite its name on the Commitments Schedule attached hereto and (iii) the principal amount of the Revolving Credit Facility set forth opposite its name on the Commitments Schedule attached hereto (each in such capacity, the “Initial Lenders”), subject only to the conditions set forth in paragraph 5 hereto; and (b) WF Securities, BMOCM, Citizens and Truist Securities is pleased to advise you of its willingness, and you hereby engage WF Securities, BMOCM, Citizens and Truist Securities to act as joint lead arrangers and bookrunning managers (each in such capacity, the “Lead Arrangers”) for the Senior Secured Credit Facilities, and in connection therewith to form a syndicate of lenders for the Senior Secured Credit Facilities (collectively, the “Lenders”), in consultation with you and reasonably acceptable to you. It is understood and agreed that (x) WF Securities shall have “top left” placement in any listing of the Lead Arrangers and (y) WF Bank shall act as administrative agent for the Senior Secured Credit Facilities (in such capacity, the “Administrative Agent”). Notwithstanding anything to the contrary contained herein, the commitments of the Initial Lenders with respect to the initial funding of the Senior Secured Credit Facilities will be subject only to the satisfaction (or waiver by the Initial Lenders) of the conditions precedent set forth in paragraph 5 hereof. All capitalized terms used and not otherwise defined herein shall have the same meanings as specified therefor in Annex I (the “Summary of Terms”).

You agree that no other agents, co-agents, arrangers or bookrunners will be appointed, no other titles will be awarded and no compensation (other than compensation expressly contemplated by this Commitment Letter and the Fee Letter referred to below) will be paid to any Lender expressly in order to obtain its commitment to participate in any of the Senior Secured Credit Facilities unless you and we shall so agree; provided that the Commitment Parties and the Borrower hereby agree that, in connection with the ongoing syndication of the Pro Rata Facilities (the “Continuing Pro Rata Syndication”), this Commitment Letter may be amended after the date hereof with only the consent of WF Bank and the Borrower to reflect the commitments to the Senior Secured Credit Facilities of any Initial Lender added in the Continuing Pro Rata Syndication (each such Initial Lender, an “Additional Pro Rata Lender”); provided further that only the commitments of WF Bank (i) in respect of the Revolving Credit Facility shall be reduced dollar-for-dollar by the principal amount of commitments in respect of the Revolving Credit Facility of each Additional Pro Rata Lender and (ii) in respect of the Term B Loan Facility shall be reduced dollar-for-dollar by the principal amount of commitments in respect of the Term A Loan Facility and Term B Loan Facility of each Additional Pro Rata Lender, in each case, until the aggregate principal amount of commitments of all Initial Lenders in respect of the Term A Loan Facility is $1,000.0 million or greater; provided that in no event shall the proportional economics (i.e. calculated as a percentage of its commitments in respect of the Senior Secured Credit Facilities) payable to any Additional Pro Rata Lender exceed the proportional economics payable to any Initial Lender party hereto on the date hereof.

2.            Syndication. The Lead Arrangers intend to commence syndication of the Senior Secured Credit Facilities promptly after your acceptance of the terms of this Commitment Letter and the Fee Letter; provided that the Initial Lenders will not syndicate to (i) those persons identified by you by name in writing to us prior to the Original Signing Date or (ii) competitors of the Borrower, any of its subsidiaries or the Acquired Business that are identified by you by name in writing prior to the Original Signing Date (such persons, together with any person that is clearly identifiable as an affiliate of such person on the basis of its name, collectively, the “Disqualified Institutions”); provided, further, that the Borrower, upon reasonable written notice to the Lead Arranger after the Original Signing Date (or, after the Closing Date, the applicable Administrative Agent), shall be permitted to supplement in writing the list of persons that are Disqualified Institutions to the extent such supplemented person is or becomes a bona fide competitor of the Borrower, its subsidiaries and/or the Acquired Business; provided however, that such supplementation shall not apply retroactively to disqualify any parties that have previously acquired an assignment or participation interest in any loans under the Facilities; and provided, further, that a competitor or an affiliate of a competitor shall not include any bona fide debt fund or investment vehicle (other than a person which is excluded pursuant to clause (i) above). Without limiting your obligations to assist with syndication efforts as set forth herein, it is understood that the Initial Lenders’ commitments hereunder are not conditioned upon the syndication of, or receipt of commitments or participations in respect of, the Senior Secured Credit Facilities and in no event shall the commencement or successful completion of syndication of the Senior Secured Credit Facilities constitute a condition to the availability of the Senior Secured Credit Facilities on the Closing Date. You agree, until the Syndication Date (as hereinafter defined), to actively assist, and, to the extent provided for in the Acquisition Agreement, to use your commercially reasonable efforts to cause the Acquired Business to actively assist, the Lead Arrangers in achieving a syndication of the Senior Secured Credit Facilities that is reasonably satisfactory to the Lead Arrangers and you; provided that, notwithstanding the Lead Arrangers’ right to syndicate the Senior Secured Credit Facilities and receive commitments with respect thereto, it is agreed that (i) syndication of, or receipt of commitments or participations in respect of, all or any portion of an Initial Lender’s commitments hereunder prior to the date of the consummation of the Acquisition and the date of the initial funding under the Senior Secured Credit Facilities shall not be a condition to such Initial Lender’s commitments and (ii) (a) except as you in your sole discretion may otherwise agree in writing, the Initial Lenders shall not be relieved, released or novated from its obligations hereunder (including its obligation to fund the Senior Secured Credit Facilities on the Closing Date) in connection with any syndication, assignment or participation of the Senior Secured Credit Facilities, including its commitments in respect thereof, until after the initial funding of the Senior Secured Credit Facilities has occurred; (b) no assignment or novation shall become effective with respect to all or any portion of the Initial Lenders’ commitments in respect of the Senior Secured Credit Facilities until after the initial funding of the Senior Secured Credit Facilities; and (c) the Initial Lenders shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Senior Secured Credit Facilities, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date has occurred and the initial funding under the Senior Secured Credit Facilities has been made. Such assistance shall include (a) your providing and (subject to customary non-reliance agreements) using commercially reasonable efforts to cause your advisors to provide, and, to the extent provided for in the Acquisition Agreement, using your commercially reasonable efforts to cause the Acquired Business, its subsidiaries and its advisors to provide, the Lead Arrangers upon request with all customary and reasonably available information reasonably deemed necessary by the Lead Arrangers to complete such syndication, including, but not limited to (x) customary and reasonably available information relating to the Transactions as may be reasonably requested by us (including the Projections (as hereinafter defined)) and (y) customary forecasts prepared by management of the Borrower of balance sheets, income statements and cash flow statements for each fiscal quarter for the first twelve months following the Closing Date and for each year commencing with the first fiscal year following the Closing Date and for each of the succeeding fiscal years thereafter through the fiscal year ended December 31, 2026; (b) your assistance in the preparation of a customary information memorandum with respect to the Senior Secured Credit Facilities (an “Information Memorandum”) and other customary materials to be used in connection with the syndication of the Senior Secured Credit Facilities (collectively with the Summary of Terms and any additional summary of terms prepared for distribution to Lenders, the “Information Materials”); (c) your using commercially reasonable efforts to ensure that the syndication efforts of the Lead Arrangers benefit from your existing lending relationships, if any, and, to the extent provided for in the Acquisition Agreement, the existing banking relationships of the Acquired Business; (d) your using commercially reasonable efforts to obtain, prior to the launch of syndication of the Senior Secured Credit Facilities, monitored public corporate credit or family ratings (but not any specific rating) for you after giving effect to the Transactions and ratings of the Term B Loan Facility from Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Group, a Standard & Poor’s Financial Services LLC business (“S&P”) (collectively, the “Ratings”); (e) until the later of the Syndication Date and the Closing Date, your ensuring, and with respect to the Acquired Business, using your commercially reasonable efforts to ensure, to the extent not in contravention of the Acquisition Agreement, that none of the Companies shall syndicate or issue, attempt to syndicate or issue, or announce or authorize the announcement of the syndication or issuance of, any debt securities or credit facilities of the Companies (other than the Senior Secured Credit Facilities), in each case, that would materially and adversely affect the primary syndication of the Senior Secured Credit Facilities without the prior written consent (not to be unreasonably withheld) of the Lead Arrangers (it being understood that any debt incurred in the ordinary course of business, including corporate credit cards, borrowings under ordinary course short term working capital facilities and ordinary course capital lease, intercompany indebtedness, purchase money and equipment financings of any of the Companies, other indebtedness of the Acquired Business permitted to be outstanding or issued under the Acquisition Agreement shall be permitted, and other indebtedness that has been consented to by the Lead Arranger); and (f) your making appropriate officers of you, and, to the extent provided for in the Acquisition Agreement, using your commercially reasonable efforts to make the appropriate officers of the Acquired Business, available from time to time upon reasonable advance notice to attend and make presentations regarding the business and prospects of the Companies and the Transactions at a reasonable number of meetings of prospective Lenders at mutually agreed upon times and locations. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter or any other letter agreement or undertaking concerning the financing of the Transactions to the contrary, (i) neither the obtaining of the Ratings referenced above nor the compliance with any of the other provisions set forth in clauses (a) through (f) above or any other provision of this paragraph shall constitute a condition to the commitments hereunder or the funding of the Senior Secured Credit Facilities on the Closing Date and (ii) the only projections or pro forma or other financial statements that shall be required to be provided to the Lead Arranger in connection with the syndication of the Senior Secured Credit Facilities shall be those required to be delivered pursuant to clause (v) of Annex II hereto. Your obligations under the Commitment Letter and Fee Letter to use commercially reasonable efforts to cause the Acquired Business or its management to take (or to refrain from taking) any action will not require you to take any action that is in contravention of, or terminate, the terms of the Acquisition Agreement.

It is understood and agreed that the Lead Arrangers will manage and control all aspects of the syndication of the Senior Secured Credit Facilities in consultation with you, including any titles offered to prospective Lenders (subject to your consent rights set forth herein and your rights of appointment set forth in Section 1), when commitments will be accepted, the final allocations of the commitments among the Lenders and the amount and distribution of the fees among the Lenders. It is further understood that the Initial Lenders’ commitments hereunder are not conditioned upon the syndication of, or receipt of commitments in respect of, the Senior Secured Credit Facilities and in no event shall the commencement or successful completion of syndication of the Senior Secured Credit Facilities constitute a condition to the availability of the Senior Secured Credit Facilities on the Closing Date.

3.            Information Requirements. You hereby represent and warrant that (a) all written factual information (other than Projections (as defined below), budgets, estimates and other forward-looking information or information of a general economic or industry nature) that has been or is hereafter made available to the Lead Arrangers or any of the Lenders by or on behalf of you or any of your representatives in connection with any aspect of the Transactions (including, prior to the Closing Date, such information, to your knowledge, relating to the Acquired Business) (the “Information”), together with your filings with the Securities and Exchange Commission, is and will be correct when taken as a whole, in all material respects, and does not and will not, taken as a whole, contain any untrue statement of a fact or omit to state a fact necessary to make the statements contained therein, in the light of the circumstances under which they were made, not materially misleading (in each case, after giving effect to all supplements and updates with respect thereto) and (b) all financial projections concerning the Companies that have been or are hereafter made available to the Lead Arrangers or any of the Lenders by or on behalf of you or any of your representatives (the “Projections”) (prior to the Closing Date, to your knowledge, in the case of Projections provided by the Acquired Business) have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time provided (it being understood and agreed that the Projections are as to future events and are not to be viewed as facts or a guarantee of performance or achievement, that the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular Projections will be realized and that actual results may differ from the Projections and such differences may be material). You agree that if at any time prior to the later of (a) the earlier of (i) the date on which a Successful Syndication (as defined in the Fee Letter) is achieved and (ii) 45 days following the Closing Date (the earlier of such dates, the “Syndication Date”) and (b) the Closing Date, you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented (or in the case of Information or Projections relating to the Acquired Business, you will promptly notify the Lead Arrangers upon becoming aware that any such Information or Projections are incorrect in any material respect and, to the extent provided for in the Acquisition Agreement, will use commercially reasonable efforts to supplement), the Information and Projections so that such representations (prior to the Closing Date, to your knowledge, in the case of the Acquired Business) will be correct in all material respects at such time, it being understood in each case that such supplementation shall cure any breach of such representation and warranty. In issuing this commitment and in arranging and syndicating the Senior Secured Credit Facilities, each Commitment Party is and will be using and relying on the Information and the Projections without independent verification thereof. For the avoidance of doubt, nothing in this paragraph (including the making or supplementing of any representations or warranties, Information or Projections) will constitute a condition to the availability of the Senior Secured Credit Facilities on the Closing Date.

You acknowledge that (a) the Lead Arrangers, on your behalf will make available, on a confidential basis, Information Materials to the proposed syndicate of Lenders by posting the Information Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain prospective Lenders (such Lenders, “Public Lenders”; all other Lenders, “Private Lenders”) may have personnel that do not wish to receive material non-public information (within the meaning of the United States federal and state securities laws, “MNPI”) with respect to the Companies, their respective affiliates or any other entity, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such entities’ securities. If reasonably requested, you will assist the Lead Arrangers in preparing an additional version of the Information Materials not containing MNPI (the “Public Information Materials”) to be distributed to prospective Public Lenders.

Before distribution of any Information Materials (provided that such materials have been provided to you and your counsel for review a reasonable period of time prior thereto and appropriate revisions thereto have been made at your request) (a) to prospective Private Lenders, you shall provide the Lead Arrangers with a customary letter authorizing the dissemination of the Information Materials; and (b) to prospective Public Lenders, you shall provide the Lead Arrangers with a customary letter authorizing the dissemination of the Public Information Materials and confirming the absence of MNPI therefrom and, in each case, which exculpate the Companies and us and our affiliates with respect to any liability related to the use of the contents of the Information Materials or related marketing materials by the recipients thereof. In addition, you hereby agree that (x) you will use commercially reasonable efforts to identify (and, at the reasonable request of the Lead Arrangers or the Administrative Agent (or its affiliates), shall identify) that portion of the Information Materials that may be distributed to the Public Lenders; (y) all Information Materials identified as “PUBLIC” by you or on your behalf are permitted to be made available through a portion of the Platform designated “Public Investor”; and (z) the Lead Arrangers and the Administrative Agent (and its affiliates) shall be entitled to treat any Information Materials that are not identified as “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Investor”.

You agree that, subject to the confidentiality and other provisions of this Commitment Letter, the Lead Arrangers and the Administrative Agent (and its affiliates) on your behalf may distribute the following documents to all prospective Lenders, unless you advise the Lead Arrangers and Administrative Agent in writing (including by email) within a reasonable time prior to their intended distributions that such material should only be distributed to prospective Private Lenders (provided that such materials have been provided to you and your counsel for review a reasonable period of time prior thereto): (a) administrative materials for prospective Lenders such as lender meeting invitations and funding and closing memoranda, (b) notifications of changes to the terms of the Senior Secured Credit Facilities and (c) drafts approved in writing by you and the Administrative Agent (or its affiliates) and final versions of definitive documents with respect to the Senior Secured Credit Facilities. If you advise the Lead Arrangers and the Administrative Agent that any of the foregoing items should be distributed only to Private Lenders, then the Lead Arrangers and the Administrative Agent will not distribute such materials to Public Lenders without your prior consent. You agree that Information Materials made available to prospective Public Lenders in accordance with this Commitment Letter shall not contain MNPI.

4.            Fees; Indemnities; Limitation of Liability.

(a)           You agree to reimburse the Commitment Parties from time to time upon receipt of a reasonably detailed invoice therefor for all reasonable and documented out-of-pocket fees and expenses (in the case of fees and expenses of counsel, limited to the reasonable and documented out-of-pocket fees, disbursements and other out-of-pocket expenses of (x) one firm of lead counsel to the Commitment Parties (it being understood and agreed that Cahill Gordon & Reindel LLP shall act as counsel to the Commitment Parties) and (y) one firm of local counsel in each relevant jurisdiction reasonably retained by the Administrative Agent) incurred in connection with the Senior Secured Credit Facilities, the syndication thereof, the preparation of the Credit Documentation (as defined below) therefor and the other Transactions contemplated hereby, whether or not the Closing Date occurs or any of the Credit Documentation is executed and delivered or any extensions of credit are made under the Senior Secured Credit Facilities; provided, that if the Closing Date does not occur and no termination fee is paid to you pursuant to the Acquisition Agreement, the aggregate reimbursement by you of such fees and expenses shall not exceed $250,000. Such amounts shall be paid on the earlier of (i) the Closing Date or (ii) three (3) business days following the termination of this Commitment Letter as provided below (the “Payment Date”), in each case to the extent you have received a reasonably detailed invoice at least three (3) business days in advance of the Payment Date. You agree to pay (or cause to be paid) the fees set forth in the separate amended and restated fee letter addressed to you dated the date hereof from the Commitment Parties (the “Fee Letter”, which amends and restates in its entirety that certain Fee Letter (the “Original Fee Letter”), dated as of the Original Signing Date, by and among WF Bank, WF Securities and you), if and to the extent payable.

(b)            You also agree to indemnify and hold harmless each of the Commitment Parties, each other Lender and each of their affiliates, successors and assigns and their respective partners, officers, directors, employees, trustees, agents, advisors, controlling persons and other representatives involved in the Transactions (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party within 30 days following written demand (accompanied by reasonable back-up therefor)) any and all claims, damages, losses, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, the reasonable and documented fees, disbursements and other charges of one firm of counsel for all such Indemnified Parties, taken as a whole and, if necessary, by a single firm of local counsel in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) for all such Indemnified Parties, taken as a whole (and, in the case of a conflict of interest where the Indemnified Party affected by such conflict notifies you of the existence of such conflict and thereafter retains its own counsel, by another firm of counsel for each group of similarly affected Indemnified Parties)) of amounts payable by you pursuant to clause (a) above) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any aspect of the Transactions or (b) the Senior Secured Credit Facilities, or any use made or proposed to be made with the proceeds thereof, in each case, except to the extent such claim, damage, loss, liability or expense (A) is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s or any of its Related Parties’ gross negligence, bad faith or willful misconduct, (B) is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from a material breach of such Indemnified Party’s or any of its Related Parties’ obligations hereunder or under the Original Commitment Letter, (C) arises from a proceeding by an Indemnified Party against an Indemnified Party (or any of their respective affiliates or related parties) (other than an action involving (i) conduct by you or any of your affiliates or (ii) against an arranger or administrative agent in its capacity as such) or (D) resulted from any agreement governing any settlement by such Indemnified Party that is effective without your prior written consent (which consent shall not be unreasonably withheld). In the case of any claim, litigation, investigation or proceeding (any of the foregoing, a “Proceeding”) to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such Proceeding is brought by you, your equity holders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the Transactions are consummated. It is agreed that none of you (or any of your subsidiaries), the Target (or any of its subsidiaries) or any Indemnified Party shall be liable (other than in respect of any such damages incurred or paid by an Indemnified Party to a third party) for any indirect, special, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) in connection with this Commitment Letter, the Original Commitment Letter, the Fee Letter, the Original Fee Letter or with respect to any activities related to the Senior Secured Credit Facilities, including the preparation of this Commitment Letter, the Original Commitment Letter, the Fee Letter, the Original Fee Letter and the Credit Documentation; provided that nothing in this sentence shall limit your indemnification obligations set forth above.

(c)            It is further agreed that the Commitment Parties shall only have liability to you (as opposed to any other person), and that the Commitment Parties shall be severally liable solely in respect of their respective commitments to the Senior Secured Credit Facilities and agreements set forth herein, on a several, and not joint, basis with any other Lender. Notwithstanding any other provision of this Commitment Letter or the Original Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct, actual damages resulting from the gross negligence, bad faith or willful misconduct of such Indemnified Party or any of its Related Parties as determined by a final non-appealable judgment of a court of competent jurisdiction. You shall not, without the prior written consent of an Indemnified Party, such consent not to be unreasonably withheld or delayed, effect any settlement of any pending or threatened Proceeding against an Indemnified Party in respect of which indemnity could have been sought hereunder or under the Original Commitment Letter by such Indemnified Party unless (i) such settlement includes an unconditional release of such Indemnified Party from all liability or claims that are the subject matter of such Proceeding and (ii) does not include any statement as to any admission of liability. In case any Proceeding is instituted involving any Indemnified Party for which indemnification is to be sought hereunder or under the Original Commitment Letter by such Indemnified Party, then such Indemnified Party will promptly notify you of the commencement of any Proceedings. You shall not be liable for any settlement of any Proceeding affected without your written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(d)            “Related Parties” means, with respect to the any Commitment Party, such Commitment Party’s affiliates and their respective officers, directors, employees, advisors, agents and representatives, in each case, providing services in connection with the subject matter of this Commitment Letter or the Original Commitment Letter. The foregoing provisions in paragraphs 4(b) and (c) shall be superseded in each case, to the extent covered thereby, by the applicable provisions contained in the Credit Documentation upon execution thereof and thereafter shall have no further force and effect.

5.            Conditions to Financing. The commitments of the Initial Lenders with respect to the initial funding of the Senior Secured Credit Facilities is subject solely to (a) the satisfaction (or waiver by the Lead Arrangers) of each of the conditions set forth in Annex II hereto and (b) the execution and delivery of customary definitive credit documentation by the Borrower and the Guarantors with respect to the Senior Secured Credit Facilities consistent with this Commitment Letter and the Fee Letter and subject in all respects to the Limited Conditionality Provisions and giving effect to the Bank Documentation Standard (as defined in Annex I), in the case of the Senior Secured Credit Facilities (the “Credit Documentation”) prior to such initial funding. There are no conditions (implied or otherwise) to the commitments hereunder, and there will be no conditions (implied or otherwise) under the Credit Documentation to the initial funding of the Senior Secured Credit Facilities on the Closing Date, other than those that are expressly referred to in the immediately preceding sentence.

Notwithstanding anything in this Commitment Letter, the Original Commitment Letter, the Fee Letter, the Original Fee Letter, the Credit Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (a) the Credit Documentation shall be in a form such that the terms thereof do not impair availability of the Senior Secured Credit Facilities on the Closing Date if the conditions in this paragraph 5 shall have been satisfied or waived by the Lead Arrangers (it being understood that to the extent any security interest in Collateral (including the creation or perfection of any security interest) (other than any Collateral the security interest in which may be perfected by the filing of a UCC financing statement or the delivery of certificates, if any, evidencing equity interests of any subsidiary Guarantors (after giving effect to the Acquisition) that is part of the Collateral; provided that stock or membership interest certificates for certificated stock for the entities comprising subsidiaries of the Target (to the extent required under the terms of Annex II hereto) will, to the extent you have used commercially reasonable efforts to obtain them, only be required to be delivered on the Closing Date to the extent received from the holders thereof prior to the Closing Date)) is not perfected or provided on the Closing Date after your use of commercially reasonable efforts to do so without undue burden or expense, the provision and perfection of such Collateral and security interest shall not constitute a condition precedent to the availability of the Senior Secured Credit Facilities on the Closing Date but shall be required to be perfected not later than 90 days (subject to extensions as may be agreed to by the Administrative Agent) after the Closing Date pursuant to arrangements to be mutually agreed by the Borrower and Administrative Agent), and (b) the only representations and warranties the accuracy of which shall be a condition to the availability of the Senior Secured Credit Facilities on the Closing Date shall be (x) such of the representations made by the Target in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that you (or any of your affiliates that is a party to the Acquisition Agreement) have the right (taking into account any applicable notice and cure provisions) to terminate your (and/or its) obligations under the Acquisition Agreement pursuant to Section 7.1(g) of the Acquisition Agreement or decline to consummate the Acquisition pursuant to Section 6.3(a) of the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement (to such extent, the “Acquisition Agreement Representations”) and (y) the Specified Representations (as defined below). “Specified Representations” shall mean the representations and warranties of the Borrower and Guarantors (after giving effect to the Acquisition) in the Credit Documentation relating to: (i) (A) corporate existence of the Borrower and the Guarantors and (B) corporate power and authority to enter into the Credit Documentation by the Borrower and the Guarantors, (ii) due authorization, execution, delivery and enforceability of the Credit Documentation by the Borrower and the Guarantors, (iii) no conflicts of the Credit Documentation with charter documents of the Borrower and the Guarantors, (iv) compliance with Federal Reserve margin regulations, the PATRIOT Act and the use of proceeds of the Senior Secured Credit Facilities not violating OFAC, AML and FCPA, (v) the Investment Company Act, (vi) solvency of the Borrower and its subsidiaries on a consolidated basis and on a pro forma basis for the Transactions (such representations to be substantially identical to those set forth in the Solvency Certificate attached as Annex III to the Commitment Letter (the “Solvency Certificate”)), and (vii) subject to the limitations set forth in this paragraph, the provision of guarantees and the creation, validity and perfection of the security interests granted in the Collateral. The provisions of this paragraph are referred to herein as the “Limited Conditionality Provisions”.

Each of the parties hereto agrees that each of this Commitment Letter and the Fee Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Credit Documentation by the parties hereto in a manner consistent with this Commitment Letter and, to the extent applicable, the Fee Letter, it being acknowledged and agreed that the initial funding of the Senior Secured Credit Facilities is subject only to the conditions precedent as set forth in this paragraph 5. For clarity, all terms referenced herein to being defined in the Credit Documentation shall be defined in accordance with the Bank Documentation Standard (unless otherwise provided for herein).

6.            Confidentiality and Other Obligations. This Commitment Letter, the Original Commitment Letter, the Fee Letter and the Original Fee Letter and the contents hereof and thereof are confidential and may not be disclosed in whole or in part to any person or entity without the prior written consent of the Commitment Parties (not to be unreasonably withheld, conditioned or delayed) except (i) this Commitment Letter, the Original Commitment Letter, the Fee Letter and the Original Fee Letter and contents hereof and thereof may be disclosed (A) on a confidential basis to your subsidiaries, directors, officers, employees, accountants, attorneys and other representatives and professional advisors who need to know such information in connection with the Transactions and are informed of the confidential nature of such information, (B) pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law or stock exchange requirement or compulsory legal process (in which case you agree to use commercially reasonable efforts to inform the Commitment Parties promptly thereof prior to such disclosure to the extent permitted by applicable law) and (C) on a confidential basis to the affiliates, members, partners, stockholders, equity holders, controlling persons, directors, officers, employees, accountants, attorneys and other representatives and professional advisors of the Acquired Business; provided that any such disclosure of the Fee Letter or the Original Fee Letter shall be subject to customary redaction of the fees and the economic “market flex” provisions contained therein, (ii) Annex I, Annex II and this Commitment Letter and the Fee Letter may be disclosed to Moody’s, S&P and any other rating agency on a confidential basis provided that any such disclosure of the Fee Letter shall be subject to customary redaction of the fees and the economic “market flex” provisions contained therein, (iii) the aggregate amount of the fees (including upfront fees and original issue discount) payable under the Fee Letter may be disclosed as part of generic disclosure regarding sources and uses for closing of the Acquisition, projections, and pro forma information (but without disclosing any specific fees, market flex or other economic terms set forth therein), (iv) this Commitment Letter, the Original Commitment Letter, the Fee Letter and the Original Fee Letter may be disclosed on a confidential basis to your auditors or persons performing customary accounting functions for customary accounting purposes, including accounting for deferred financing costs, (v) to the directors, officers, attorneys and other professional advisors of the Acquired Business on a confidential “need to know” basis in connection with the Transactions; provided that any disclosure of the Fee Letter or the Original Fee Letter and the contents thereof shall be redacted in a manner satisfactory to the Commitment Parties, (vi) you may disclose this Commitment Letter and the Original Commitment Letter and its contents (and the existence of, but not the contents of, the Fee Letter or the Original Fee Letter) in any information memorandum or syndication distribution, as well as in any proxy statement or other public filing or other marketing materials relating to the Acquisition or the Senior Secured Credit Facilities and (vii) this Commitment Letter, the Original Commitment Letter, the Fee Letter and the Original Fee Letter may be disclosed to a court, tribunal or any other applicable administrative agency or judicial authority in connection with the enforcement of your rights hereunder (in which case you agree to use commercially reasonable efforts to inform the Commitment Parties promptly thereof prior to such disclosure to the extent permitted by applicable law).

The Commitment Parties shall use all confidential information provided to them by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this Commitment Letter and otherwise in connection with the Transactions and shall treat confidentially all such information; provided, however, that nothing herein shall prevent any Commitment Party from disclosing any such information (i) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case such Commitment Party agrees to inform you promptly prior to disclosure to the extent not prohibited by law, rule or regulation), (ii) upon the request or demand of any regulatory authority having jurisdiction over such Commitment Party or any of its affiliates, (iii) to the extent that such information becomes publicly available other than by reason of disclosure in violation of this Commitment Letter, the Original Commitment Letter, the Fee Letter and the Original Fee Letter or other confidential obligation owed by the Commitment Parties, (iv) to such Commitment Party’s affiliates and its and their respective employees, legal counsel, independent auditors and other experts, professionals or agents who need to know such information in connection with the Transactions and are informed of the confidential nature of such information, (v) for purposes of establishing a “due diligence” defense available under securities laws, (vi) to the extent that such information is received by such Commitment Party from a third party that is not to such Commitment Party’s knowledge subject to confidentiality obligations to you, (vii) to the extent that such information is independently developed by such Commitment Party, (viii) to potential Lenders, participants, assignees or any direct or indirect contractual counterparties to any swap or derivative transaction relating to you or your obligations under the Senior Secured Credit Facilities, in each case, who agree to be bound by the terms of this paragraph (or language not less restrictive than this paragraph or as otherwise reasonably acceptable to you and the Commitment Parties, including as may be agreed in any confidential information memorandum or other marketing material), (ix) to Moody’s and S&P and to Bloomberg, LSTA and similar market data collectors with respect to the syndicated lending industry; provided that such information is limited to Annex I and Annex II and is supplied only on a confidential basis, or (x) with your prior written consent. This paragraph shall terminate on the earlier of (a) the initial funding under the Senior Secured Credit Facilities and (b) the second anniversary of the Original Commitment Letter.

You acknowledge that the Commitment Parties or their affiliates may be providing financing or other services to parties whose interests may conflict with yours. The Commitment Parties agree that they will not furnish confidential information obtained from you to any of their other customers and will treat confidential information relating to the Companies and their respective affiliates with the same degree of care as they treat their own confidential information. The Commitment Parties further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer.

You acknowledge that certain of the Lead Arrangers or its lending affiliate is currently acting as a Lender under the Existing Credit Agreement and your and such Lead Arranger’s and its affiliates rights and obligations under the Existing Credit Agreement that currently or hereafter may exist are, and shall be, separate and distinct from the rights and obligations of the parties pursuant to this Commitment Letter, and none of such rights and obligations under such other agreements shall be affected by any Lead Arranger’s performance or lack of performance hereunder.

You hereby agree that the Lead Arrangers may render their respective services under this Commitment Letter notwithstanding any actual or potential conflict of interest presented by the foregoing and you hereby waive any conflict of interest claims relating to the relationship between any Lead Arranger and you and your affiliates in connection with the engagement contemplated hereby on the one hand, and the exercise by any Lead Arranger or any of its affiliates of any of their rights and duties under the Existing Credit Agreement, on the other hand.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (i) the Senior Secured Credit Facilities and any related arranging or other services described in this Commitment Letter are arm’s-length commercial transactions between you and your affiliates, on the one hand, and the Commitment Parties, on the other hand, (ii) the Commitment Parties have not provided any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby, (iv) in connection with the financing transactions contemplated hereby and the process leading to such transactions, each Commitment Party has been, is, and will be acting solely as a principal and has not been, is not, and will not be acting as an advisor, agent or fiduciary for you or any of your affiliates, stockholders, creditors or employees or any other party, (v) no Commitment Party has assumed nor will assume an advisory, agency or fiduciary responsibility in your or your affiliates’ favor with respect to any of the financing transactions contemplated hereby or the process leading thereto, and no Commitment Party has any obligation to you or your affiliates with respect to the financing transactions contemplated hereby except those obligations expressly set forth in this Commitment Letter, and (vi) the Commitment Parties and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and the Commitment Parties have no obligation to disclose any of such interests to you or your affiliates. Without limiting the provisions of paragraph 4(b), you hereby agree not to assert any claims against the Commitment Parties with respect to any alleged breach of agency or fiduciary duty in connection with any aspect of any financing transaction contemplated by this Commitment Letter.

The Commitment Parties hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “U.S.A. Patriot Act”) and 31 C.F.R. § 1010.230 (as amended, the “Beneficial Ownership Regulation”), each of them is required to obtain, verify and record information that identifies the Borrower and the Guarantors, which information includes the name and address of such person and other information that will allow the Commitment Parties, as applicable, to identify each such person in accordance with the U.S.A. Patriot Act and the Beneficial Ownership Regulation.

7.            Survival of Obligations. The provisions of sections 2, 3, 4, 6 and 8 of this Commitment Letter shall remain in full force and effect regardless of whether any Credit Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of the Commitment Parties hereunder, provided that (i) the provisions of sections 2 and 3 shall not survive if all of the commitments and undertakings of the Commitment Parties are terminated by any party hereto prior to the effectiveness of the Senior Secured Credit Facilities and (ii) if the Senior Secured Credit Facilities close and the Credit Documentation is executed and delivered, the provisions of sections 2 and 3 shall survive only until the Syndication Date and your obligations under this Commitment Letter, other than your obligations in sections 2 and 3, confidentiality of the Fee Letter and the Original Fee Letter and section 4 to the extent not addressed in the Credit Documentation, shall automatically terminate and be superseded by the provisions of the Credit Documentation upon the execution and delivery thereof, and you shall automatically be released from all liability in connection therewith at such time. You may terminate this Commitment Letter and/or the Initial Lenders’ commitments with respect to any of the Senior Secured Credit Facilities (or any portion thereof, in each case on a pro rata basis between each Facility) hereunder at any time subject to the provisions of the preceding sentence.

8.            Miscellaneous. This Commitment Letter and the Fee Letter may be executed in multiple counterparts and by different parties hereto in separate counterparts, all of which, taken together, shall be deemed an original. Delivery of an executed counterpart of a signature page to this Commitment Letter or the Fee Letter by telecopier, facsimile or other electronic transmission (e.g., a “pdf” or “tiff”) shall be effective as delivery of a manually executed counterpart thereof. Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter or the Fee Letter. The words “execution,” “signed,” “signature” and words of like import in this Commitment Letter or the Fee Letter relating to the execution and delivery of this Commitment Letter or the Fee Letter shall be deemed to include electronic signatures, which shall be of the same legal effect, validity or enforceability as a manually executed signature to the extent and as provided in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

This Commitment Letter and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles that would result in the application of any other laws other than the state of New York; provided that, notwithstanding the foregoing, it is understood and agreed that (a) provisions related to the definition or occurrence of a “Company Material Adverse Effect” (as defined in Annex II) or the equivalent term under the Acquisition Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware and (b)(x) the determination of the accuracy of any Acquisition Agreement Representation and whether as a result of any inaccuracy thereof you have the right (taking into account any applicable cure provisions) to terminate your obligations under the Acquisition Agreement or decline to consummate the Acquisition and (y) the determination of whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement, in each case shall be governed by, and construed in accordance with, the laws of the Cayman Islands, in each case, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each party hereto hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter, the Fee Letter, the TransactionS and the other transactions contemplated hereby and thereby or the actions of the Commitment Parties in the negotiation, performance or enforcement hereof. Each party hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City in respect of any suit, action or proceeding arising out of or relating to the provisions of this Commitment Letter, the Fee Letter, the Transactions and the other transactions contemplated hereby and thereby and irrevocably agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. The parties hereto agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute. Each party hereto waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceedings brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction the applicable party is or may be subject by suit upon judgment.

This Commitment Letter, together with the Fee Letter and the administrative fee letter between you and WF Bank dated the Original Signing Date, embodies the entire agreement and understanding among the parties hereto and your affiliates with respect to the Senior Secured Credit Facilities and supersedes all prior agreements and understandings relating to the subject matter hereof. No party has been authorized by any Commitment Party to make any oral or written statements that are inconsistent with this Commitment Letter. Neither this Commitment Letter (including the attachments hereto) nor the Fee Letter may be amended or any term or provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto.

This Commitment Letter may not be assigned by you without our prior written consent (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and the Indemnified Parties). Each Commitment Party may assign its commitment hereunder, in whole or in part, to any of its affiliates or, subject to the provisions of this Commitment Letter, to any Lender; provided that, other than with respect to an assignment to which you otherwise consent in writing (which consent, in the case of an assignment by a Commitment Party to its affiliates, shall not be unreasonably withheld by you), such Commitment Party shall not be released from the portion of its commitment hereunder so assigned to the extent such assignee fails to fund the portion of the commitment assigned to it on the Closing Date notwithstanding the satisfaction of the conditions to funding set forth herein.

Please indicate your acceptance of the terms of this Commitment Letter and the Fee Letter by returning to the Lead Arrangers executed counterparts of this Commitment Letter and the Fee Letter. Thereafter, all commitments and undertakings of the Commitment Parties hereunder will expire, unless extended by us in our sole discretion, on the earliest of (a) 11:59 p.m., New York City time, on the day that is five business days after the Outside Date (as defined in the Acquisition Agreement as in effect on the Original Signing Date, including as may be extended as provided pursuant to Section 7.1(d) of the Acquisition Agreement as in effect on the Original Signing Date) (the “Expiration Date”), unless the Closing Date occurs on or prior thereto, (b) the consummation of the Acquisition without the use of the Senior Secured Credit Facilities and (c) the termination of the Acquisition Agreement by you in accordance with its terms.

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We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

WELLS FARGO BANK, N.A.

By:	/s/ Daniel Kurtz
Name: Daniel Kurtz
Title: Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Kevin J. Sanders
Name: Kevin J. Sanders
Title: Managing Director

[Signature Page to A&R Commitment Letter]

BANK OF MONTREAL

By:	/s/ Joan Murphy
Name: Joan Murphy
Title: Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ David Lynch
Name: David Lynch
Title: Managing Director

[Signature Page to A&R Commitment Letter]

CITIZENS BANK, N.A.

By:	Jonah Adkins
Name: Jonah Adkins
Title: Vice President

[Signature Page to A&R Commitment Letter]

TRUIST BANK

By:	/s/ Shae B. Patel
Name: Shae B. Patel
Title: Director

TRUIST SECURITIES, INC.

By:	/s/ Stuart Johnston
Name: Stuart Johnston
Title: Managing Director

[Signature Page to A&R Commitment Letter]

The provisions of this Commitment Letter are accepted and agreed to as of the date first written above:

MaxLinear, INC.

By:	/s/ Steven G. Litchfield
Name: Steven G. Litchfield
Title: Chief Financial Officer and Chief Corporate Strategy Officer

[Signature Page to A&R Commitment Letter]

COMMITMENTS SCHEDULE

Initial Lenders	Principal Amount of Term B Loans	Principal Amount of Term A Loans	Principal Amount of Revolving Credit Loans
Wells Fargo Bank, National Association	$2,062,500,000	$82,500,000	$142,500,000
Bank of Montreal	$270,000,000	$150,000,000	$37,500,000
Citizens Bank, N.A.	$202,500,000	$140,000,000	$35,000,000
Truist Bank	$202,500,000	$140,000,000	$35,000,000
Total	$2,737,500,000	$512,500,000	$250,000,000

Annex I

SUMMARY OF TERMS AND CONDITIONS
$2,737.5 MILLION TERM B LOAN FACILITY

$512.5 MILLION TERM A LOAN FACILITY
$250 MILLION REVOLVING CREDIT FACILITY

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Annex I is attached.

Borrower:	MaxLinear, Inc., a Delaware corporation (the “Borrower”).

Guarantors:	The obligations of the Borrower (the “Borrower Obligations”) under the Senior Secured Credit Facilities (as hereinafter defined) will be unconditionally guaranteed jointly and severally on a senior basis (the “Guarantees”) by each of the Borrower’s wholly-owned restricted U.S. subsidiaries (and consistent with the principles set forth herein) (collectively, the “Guarantors”); provided that Guarantors shall not include any Excluded Subsidiary (subject to the Bank Documentation Standard, as defined in Borrower’s Existing Credit Agreement). In addition, the Bank Credit Documentation (as defined below) will contain customary carve outs for “non-ECP Guarantors”, consistent with the LSTA provisions. All guarantees will be guarantees of payment and not of collection. The Target and its subsidiaries included in the Acquired Business that are not excluded from the foregoing requirements pursuant to the terms described above shall be required to become Guarantors (and grant liens in their assets constituting Collateral that can be perfected by filing UCC financing statements) on the Closing Date. Notwithstanding the foregoing, it is understood and agreed that neither the Target nor any of its subsidiaries shall be required to be Guarantors until the Acquisition is consummated on the Acquisition Closing Date.

Administrative Agent and Collateral Agent:	Wells Fargo Bank, National Association will act as sole and exclusive administrative and collateral agent for the Lenders (the “Administrative Agent”).

Lead Arranger and Bookrunner:	Wells Fargo Securities, LLC, BMO Capital Markets Corp., Citizens Bank, N.A. and Truist Securities, Inc. will act as joint lead arrangers and joint bookrunners for the Senior Secured Credit Facilities (in such capacities, the “Lead Arrangers”).

Lenders:	Banks, financial institutions and institutional lenders selected by the Lead Arrangers in consultation with and reasonably acceptable to the Borrower and, after the initial funding of the Senior Secured Credit Facilities, subject to the restrictions set forth in the Assignments and Participations section below (the “Lenders”).

Type and Amount:	Term B Loan Facility: A senior secured first lien term loan B facility (the “Term B Loan Facility”, and the loans thereunder, the “Term B Loans”) in an aggregate principal amount of $2,737.5 million.

Annex I-1

Term A Loan Facility: A senior secured first lien term loan A facility (the “Term A Loan Facility”, and the loans thereunder, the “Term A Loans”) in an aggregate principal amount of $512.5 million.

Revolving Credit Facility: A five-year senior secured revolving credit facility in US dollars (the “Revolving Credit Facility” and, together with the Term B Loan Facility and the Term A Loan Facility, the “Senior Secured Credit Facilities”; the commitments under the Revolving Credit Facility, the “Revolving Commitments”) in the initial amount of $250 million (the loans thereunder, the “Revolving Credit Loans” and, together with the Term B Loans and the Term A Loans, the “Loans”). The entirety of the Revolving Commitments will be available for borrowing in Base Rate on a “same-day notice” basis.

Letters of Credit:	A portion of the Revolving Credit Facility not in excess of an amount to be agreed shall be available for the issuance of letters of credit in US dollars (the “Letters of Credit”) by Wells Fargo Bank, National Association and the other Revolving Lenders on a pro rata basis based on the Revolving Commitments of each Revolving Lender as of the Closing Date (in such capacity, each an “Issuing Lender”); provided that no Issuing Lender shall be required to issue trade or commercial Letters of Credit without its consent. No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance unless consented to by the Issuing Lender and (b) five business days prior to the Revolving Credit Termination Date; provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above). Letters of Credit issued by any Issuing Lender will be subject to the policies and procedures applicable to such Issuing Lender.

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Credit Loans) within one business day after receipt of notice of drawing. To the extent that the Borrower does not so reimburse the applicable Issuing Lender, the Revolving Lenders shall be irrevocably and unconditionally obligated to fund participations in the reimbursement obligations on a pro rata basis.

The Bank Credit Documentation will include customary provisions to protect the Issuing Lenders in the event any Revolver Lender under the Revolving Credit Facility is a Defaulting Lender.

Purpose:	Term Facilities: The proceeds of borrowings under the Term B Loan Facility, Term A Loan Facility and cash on the balance sheet of the Companies and other available sources, shall be used (i) to finance the Cash Consideration for the Acquisition, the Refinancing and the other Transactions and (ii) to pay fees and expenses incurred in connection therewith.

Annex I-2

Revolving Credit Facility: The proceeds of the Revolving Credit Loans may be used (a) on the Closing Date (i) to fund any upfront fees or OID required to be funded in connection with the “market flex” provisions of the Fee Letter (ii) to fund working capital and other expenses related to the Transactions in an aggregate amount under this clause (ii) not to exceed $25.0 million and (b) after the Closing Date to finance the working capital needs and other general corporate purposes of the Borrower and its subsidiaries (including for capital expenditures, acquisitions, working capital and/or purchase price adjustments, the payment of transaction fees and expenses (in each case, including in connection with the Acquisition), other investments, restricted payments and any other purpose not prohibited by the Bank Credit Documentation).

Availability:	Term Facilities: Each of the Term B Loan Facility and Term A Loan Facility will be available in a single drawing on the Closing Date. Amounts borrowed under the Term B Loan Facility and Term A Loan Facility that are repaid or prepaid may not be reborrowed.

Revolving Credit Facility: Subject to the provisions set forth under “Purpose” above, the Revolving Credit Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the Revolving Credit Termination Date (as defined below).

Interest Rates and Fees:	The interest rate per annum under (a) the Term B Loan Facility will be, at the option of the Borrower, (i) Adjusted Term SOFR plus the Applicable Margin (as hereinafter defined) or (ii) the Base Rate plus the Applicable Margin, (b) the Term A Loan Facility will be, at the option of the Borrower, (i) Adjusted Term SOFR plus the Applicable Margin or (ii) the Base Rate plus the Applicable Margin and (c) the Revolving Credit Facility will be, at the option of the Borrower, (i) Adjusted Term SOFR plus the Applicable Margin or (ii) the Base Rate plus the Applicable Margin. The Applicable Margin means (x) with respect to the Term B Loan Facility, 3.00% per annum, in the case of Adjusted Term SOFR advances, and 2.00% per annum, in the case of Base Rate advances, (y) with respect to the Term A Loan Facility, 2.25% per annum, in the case of Adjusted Term SOFR advances, and 1.25% per annum, in the case of Base Rate advances and (z) with respect to the Revolving Credit Facility, 2.25% per annum, in the case of Adjusted Term SOFR advances, and 1.25% per annum, in the case of Base Rate advances; provided that, with respect to the Term A Loan Facility and the Revolving Credit Facility, following delivery of financial statements for the first full fiscal quarter after the Closing Date, the Applicable Margin shall be determined by reference to the Secured Leverage Ratios (as hereinafter defined in the table below).

Annex I-3

Level	Secured Leverage Ratio	Applicable Margin for Adjusted Term SOFR Advances	Applicable Margin for Base Rate Advances
I	≥ 3.50x	2.25%	1.25%
II	< 3.50 ≥ 2.50x	2.00%	1.00%
III	< 2.50 ≥ 2.00x	1.75%	0.75%
IV	< 2.00x ≥ 1.50x	1.50%	0.50%
V	< 1.50x	1.25%	0.25%

The Borrower may select interest periods of one, three or six months (and, if agreed to by all applicable Lenders, a period shorter than one month or a period of twelve months) for SOFR advances. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.

“Base Rate” will be defined consistent with the Bank Documentation Standard; provided that the Base Rate will be deemed to be not less than 100 basis points higher than one-month SOFR (after giving effect to the Floor).

“Floor” means a rate of interest equal to 0.00%, in respect of the Revolving Credit Facility and the Term A Loan Facility or 0.50%, in respect of the Term B Loan Facility.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“Term SOFR” means,

(a) for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and

Annex I-4

(b) for any calculation with respect to a Base Rate Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “Base Rate Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Base Rate Term SOFR Determination Day, the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Base Rate Term SOFR Determination Day.

“Term SOFR Adjustment” means, for any calculation, a percentage per annum as set forth below for the applicable Interest Period therefor:

Interest Period	Percentage
One month	0.10%
Three months	0.15%
Six months	0.25%

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association, or any successor thereto, recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

During the continuance of an event of default for non-payment of principal, interest or fees, interest will accrue on such overdue principal, interest or fees at the Default Rate (as defined below). During the continuance of a bankruptcy event of default, the principal amount of all outstanding obligations will bear interest at the Default Rate. As used herein, “Default Rate” means (i) on the principal of any loan at a rate of 200 basis points in excess of the rate otherwise applicable to such loan and (ii) on any other overdue amount at a rate of 200 basis points in excess of the non-default rate of interest then applicable to Base Rate loans.

Annex I-5

Revolving Credit Facility Commitment Fees:	The Borrower shall pay 0.25% per annum on the average daily undrawn portion of the Revolving Credit Commitments, payable quarterly in arrears after the Closing Date and on the Revolving Credit Termination Date and calculated on the actual number of days elapsed over a 360-day year; provided that following delivery of financial statements for the first full fiscal quarter after the Closing Date, such commitment fee shall be determined by reference to the Secured Leverage Ratios in the table below:

Level	Secured Leverage Ratio	Revolving Commitment Fee
I	≥ 3.50x	0.30%
II	< 3.50 ≥ 2.50x	0.25%
III	< 2.50 ≥ 2.00x	0.25%
IV	< 2.00x ≥ 1.50x	0.20%
V	< 1.50x	0.175%

Letter of Credit Fees:	The Borrower shall pay a fee on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Adjusted Term SOFR advances under the Revolving Credit Facility on the face amount of each such Letter of Credit. Such fee shall be shared ratably among the Lenders participating in the Revolving Credit Facility and shall be payable quarterly in arrears.

A fronting fee of 0.125% per annum on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account.

Calculation of Interest:	Other than calculations in respect of interest at the Base Rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest shall be made on the basis of actual number of days elapsed in a 360-day year.

Cost and Yield Protection:	Subject to the Bank Documentation Standard (as defined below), substantially the same as the Borrower’s Existing Credit Agreement.

Maturity:	Term B Loan Facility: The Term B Loan Facility will mature on the date that is 7 years after the Closing Date.

Term A Loan Facility: The Term A Loan Facility will mature on the date that is 5 years after the Closing Date.

Annex I-6

Revolving Credit Facility: The Revolving Credit Facility will mature on the date that is 5 years after the Closing Date (the “Revolving Credit Termination Date”).

The Bank Credit Documentation shall contain customary “amend and extend” provisions consistent with the Bank Documentation Standard pursuant to which individual Lenders may agree to extend the maturity date of their outstanding Loans under any Senior Secured Credit Facility or any Incremental Facility (as hereinafter defined) (which may include, among other things, an increase in the interest rate payable in respect of such extended loans, with such extensions not subject to any “default stoppers”, financial tests or “most favored nation” pricing provisions) upon the request of the Borrower and without the consent of any other Lender (it is understood that (i) no existing Lender will have any obligation to commit to any such extension and (ii) each Lender under the class being extended shall have the opportunity to participate in such extension on the same terms and conditions as each other Lender under such class).

Incremental Facilities:	The Bank Credit Documentation will permit the Borrower to (a) add one or more incremental term loan facilities to the Term B Loan Facility or to increase the existing Term B Loan Facility (each, an “Incremental Term B Facility”), (b) add one or more incremental term loan facilities to the Term A Loan Facility or to increase the existing Term A Loan Facility (an “Incremental Term A Facility”) and/or (c) increase commitments under the Revolving Credit Facility (any such increase, an “Incremental Revolving Facility” and, together with the Incremental Term B Facility and the Incremental Term A Facility, the “Incremental Facilities” and each, an “Incremental Facility”) in an aggregate principal amount of up to (x) the greater of (i) $670 million and (ii) 100.0% of LTM EBITDA, plus (y) all voluntary prepayments of Loans under the Senior Secured Credit Facilities (or Incremental Facilities or Incremental Equivalent Debt that is secured on a pari passu basis with the Senior Secured Credit Facilities) made prior to the date of, or contemporaneously with, any such Incremental Facility, provided that with respect to voluntary prepayments of revolving loans, only to the extent accompanied by a permanent reduction of the revolving commitments made prior to such date of incurrence, and in each case not funded with proceeds of long-term debt, plus (z) an unlimited amount so long as, in the case of clause (z) only, on a pro forma basis the First Lien Leverage Ratio would not exceed either (I) the First Lien Leverage Ratio as of the Closing Date or (II) at the Borrower’s option, the First Lien Leverage Ratio in effect immediately prior to such incurrence, in each case, after giving effect to any acquisition consummated in connection therewith and all other appropriate pro forma adjustments (calculated assuming the entire amount of such Incremental Facility was fully drawn on such date) (it being understood that (a) the Borrower shall be deemed to have used amounts under clause (z) (to the extent compliant therewith) prior to utilization of amounts under clause (x) or (y) and the Borrower shall be deemed to have used amounts under clause (y) prior to utilization of amounts under clause (x) and (b) the foregoing clauses (x) through (z) shall be subject in all respects to the Stacking and Reclassification Provisions (as hereinafter defined));

Annex I-7

provided that (i) no Lender will be required to participate in any such Incremental Facility, (ii) subject to customary limited conditionality provisions in connection with any Incremental Term Facility incurred to finance a permitted acquisition, investment, irrevocable restricted payment or similar transaction, no event of default or default exists or would exist after giving effect thereto, (iii) subject to customary limited conditionality provisions in connection with any Incremental Term Facility incurred to finance a permitted acquisition, investment, irrevocable restricted payment or similar transaction, the representations and warranties in the Bank Credit Documentation shall be true and correct in all material respects, (iv) the maturity date of any such Incremental Term Facility (other than an Incremental Term A Facility) shall be no earlier than the maturity date for the Term B Loan Facility; provided that the Borrower may incur Incremental Term Facilities with a final maturity date prior to the final maturity date for the Term B Loan Facility and/or with a weighted average lift to maturity shorter than the weighted average life to maturity of the Term B Loan Facility in an aggregate principal amount (together with any other Permitted Inside Maturity Debt) not to exceed the greater of (x) $340 million and (y) 50.0% of LTM EBITDA (“Permitted Inside Maturity Debt”), (v) the weighted average life to maturity of any Incremental Term Facility (other than an Incremental Term A Facility and any Permitted Inside Maturity Debt) shall be no shorter than the weighted average life to maturity of the Term B Loan Facility and each Incremental Term Facility will share ratably (or less than ratably if agreed by the lenders in respect of such Incremental Term Facility) in any mandatory prepayments in the manner described below, (vi) the interest margins for any Incremental Term Facility shall be determined by the Borrower and the lenders of the Incremental Facility; provided that in the event that the All-in-Yield (subject to the Bank Documentation Standard, as defined in the Borrower’s Existing Credit Agreement) for any Incremental Term Facility (other than (x) any Incremental Term A Facility, (y) any Incremental Term Facility that matures more than 2 years after the maturity date with respect to the Term B Loan Facility or (z) any Incremental Term Facility or Incremental Term Facilities in an aggregate principal amount of up to the greater of (1) $340 million and (2) 50.0% of LTM EBITDA) incurred within twelve months after the Closing Date are greater than the All-in-Yield for the Term B Loan Facility by more than 50 basis points, then the Applicable Margin for the Term B Loan Facility shall be increased to the extent necessary so that the All-in-Yield for the Incremental Term Facility are not more than 50 basis points higher than the All-in-Yield for the Term B Loan Facility (such adjustment, the “MFN Adjustment”); provided, further, that in determining the interest margins applicable to the Term B Loan Facility and the Applicable Margins for any Incremental Term Facility, (x) original issue discount (“OID”) or upfront fees (which shall be deemed to constitute like amounts of OID) payable by the Borrower for the account of the Lenders of the Term B Loan Facility in the primary syndication thereof shall be included (with OID being equated to interest based on an assumed four-year life to maturity),

Annex I-8

(y) customary arrangement, structuring, underwriting, amendment or commitment fees payable to one or more arrangers shall be excluded, and (z) if the Adjusted Term SOFR or Base Rate floor for any Incremental Term Facility is greater than the Adjusted Term SOFR or Base Rate floor, respectively, for the existing Term B Loan Facility, such difference shall be equated to interest margin for purposes of determining whether an increase to the applicable interest margin under the Initial Term Loan Facility shall be required, solely to the extent an increase in the interest rate floor in the Initial Term Loan Facility would cause an increase in the interest rate then in effect thereunder, and in such case the interest rate floor (but not the interest rate margin) applicable to the Initial Term Loan Facility shall be increased by such increased amount, (vii) each Incremental Facility shall be secured by pari passu liens on the Collateral (as hereinafter defined) securing the Senior Secured Credit Facilities and no other assets and shall be guaranteed by the Guarantors and no other persons and (viii) any Incremental Term Facility shall be on terms and pursuant to documentation to be determined, provided that, to the extent such terms and documentation are not consistent with the Term B Loan Facility (except to the extent permitted by clause (i), (ii), (iii), (iv), (v) or (vi) above, as applicable), they shall (A) at the option of Borrower, (1) reflect market terms and conditions (taken as a whole) at the time of incurrence or issuance (as determined by the Borrower in good faith), or (2) not be materially more restrictive to the Borrower (as determined by the Borrower in good faith), when taken as a whole, than the terms applicable to then outstanding Loans under the Term B Loan Facility (except for covenants or other provisions applicable only to periods after the latest final scheduled maturity date of the initial Term B Loan Facility), or (B) if neither of the requirements in clause (A) are satisfied, otherwise be reasonably satisfactory to the Administrative Agent; provided further that any Incremental Term A Facility may include covenants, events of default and other terms and conditions that are more restrictive to the Borrower and its restricted subsidiaries than the terms applicable to the Term B Loan Facility, solely for the benefit of the Lenders under such Incremental Term A Facility and (ix) any Incremental Revolving Facility shall be on same terms (other than upfront fees and any arrangement or similar fees payable in connection with such Incremental Revolving Facility) and pursuant to the same documentation applicable to the Revolving Credit Facility; provided that, if required to consummate an Incremental Revolving Facility, the pricing, interest rate margins, rate floors and fees (other than any upfront fees and any arrangement or similar fees payable in connection with such Incremental Revolving Facility) on the Existing Revolving Credit Facility may be increased. The Borrower may seek commitments in respect of any Incremental Facility from existing Lenders or from additional banks, financial institutions and other institutional lenders and to the extent the Administrative Agent would have a consent right on an assignment to such new lender, such new lender shall be consented to by the Administrative Agent (such consent not to be unreasonable withheld, conditioned or delayed).

Annex I-9

Refinancing Facilities:	The Bank Credit Documentation shall include customary provisions permitting the Borrower to refinance loans under the Term B Loan Facility, Term A Loan Facility, Revolving Commitments or loans under any Incremental Facility, in each case, consistent with the Borrower’s Existing Credit Agreement.

Documentation Standard:	The Credit Documentation for the Senior Secured Credit Facilities (the “Bank Credit Documentation”) (i) shall be based upon the Credit Agreement, dated June 3, 2021, by and between the Borrower, the lenders party thereto, and Wells Fargo Bank, National Association as administrative agent and collateral agent (as amended, restated, amended and restated, supplemented or otherwise modified prior to the Original Signing Date, the “Borrower’s Existing Credit Agreement”), with appropriate modifications to (A) baskets and materiality thresholds to reflect the size, industry, leverage, Consolidated EBITDA and ratings of the Borrower after giving effect to the Acquisition, to reflect changes in law or accounting standards since the date of such precedent and to give due effect to the Borrower’s model most recently received by WF Securities on or prior to the Original Signing Date (the “Borrower’s Model”), (B) adjust incurrence levels and other ratio baskets commensurate with the First Lien Leverage Ratio, Secured Leverage Ratio (as defined below) and Total Leverage Ratio (as defined below), in each case, of the Borrower and its subsidiaries as of the Closing Date, (ii) shall contain the terms and conditions set forth in this Summary of Terms, including customary updates for term loan B facilities, (iii) shall contain customary benchmark replacement provisions, (iv) shall reflect the operational and strategic requirements of the Borrower, the Target and their respective subsidiaries (after giving effect to the Acquisition) in light of their size, industries and practices and (v) shall reflect the customary agency and operational requirements of the Administrative Agent (collectively, the “Bank Documentation Standard”), in each case, subject to the Limited Conditionality Provisions. The Bank Credit Documentation shall, subject to the “market flex” provisions contained in the Fee Letter, contain only those conditions to borrowing, mandatory prepayments, representations and warranties, covenants (affirmative, negative and financial) and events of default expressly set forth in this Summary of Terms, in each case, applicable to the Borrower and its restricted subsidiaries and, subject to the Bank Documentation Standard and limitations as set forth herein, with materiality thresholds, standards, qualifications, exceptions, “baskets”, and grace and cure periods to be mutually agreed and consistent with the Bank Documentation Standard.

Limited Condition Acquisitions:	Subject in all respects to the Bank Documentation Standard, the provisions applicable to Limited Condition Acquisitions (as defined in the Borrower’s Existing Agreement) in the Bank Credit Documentation shall be substantially the same as those set forth in the Borrower’s Existing Credit Agreement; provided that Limited Condition Acquisitions shall be revised to include permitted investments and irrevocable restricted payments.

Annex I-10

Financial Definitions:	The “First Lien Leverage Ratio” means the ratio of (i) Consolidated Funded Indebtedness (as hereinafter defined) of the Borrower and its restricted subsidiaries that is secured by a lien on any assets or property of the Borrower or any restricted subsidiary (“Secured Debt”) on a senior or pari passu basis with the Senior Secured Credit Facilities to (ii) trailing four-quarter Consolidated EBITDA (as hereinafter defined) of the Borrower and its restricted subsidiaries as of the most recently ended Test Period (as hereinafter defined) (“LTM EBITDA”).

“Secured Leverage Ratio” means the ratio of (i) Secured Debt to (ii) LTM EBITDA.

“Total Leverage Ratio” means the ratio of (i) Consolidated Funded Indebtedness of the Borrower and its restricted subsidiaries to (ii) LTM EBITDA.

“Consolidated Funded Indebtedness” means (i) the outstanding principal amount of all third party debt for borrowed money, unreimbursed drawings under letters of credit, capital lease obligations, purchase money indebtedness and debt obligations to third parties evidenced by notes or similar instruments, determined in accordance with GAAP (but, for the avoidance of doubt, specifically excluding (x) earn-outs and similar obligations which are due and payable unless not paid within three (3) Business Days of the applicable due date, (y) hedging obligations, and (z) undrawn letters of credit) minus (ii) all unrestricted cash and cash equivalents of the Borrower and the Guarantors, in each case, as of any date of determination.

“Consolidated EBITDA” shall be defined in the Bank Credit Documentation and shall include, add-backs consistent with those included in Borrower’s Existing Credit Agreement (giving effect to the Bank Documentation Standard) and other agreed add-backs, including without limitation and without duplication, the following add-backs:

(i)	expected cost savings, operating expense reductions, restructuring charges and expenses and synergies related to (A) the Transactions and (B) mergers and other business combinations, acquisitions, divestitures, restructuring, cost savings initiatives which are factually supportable and other similar initiatives and projected by the Borrower in good faith to result from actions with respect to which substantial steps have been, will be, or are expected to be, taken (in the good faith determination of the Borrower) within 24 months after such transaction or initiative is consummated; provided that the aggregate amount added back to Consolidated EBITDA pursuant to clause (B) of this clause (i) in any test period shall not exceed 30% of Consolidated EBITDA for such test period (calculated after giving effect to such add backs);

(ii)	non-cash losses, charges and expenses (including non-cash compensation charges);

Annex I-11

(iii)	extraordinary, unusual or non-recurring losses, charges and expenses;

(iv)	cash restructuring and related charges and business optimization expenses (including costs, charges and expenses relating to any new initiative, internal processes, cost savings initiatives, cost rationalization programs or operating expense reductions, other operating improvements and synergies and similar initiatives, integration, transition, reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets, business optimization, expansion expenses and other restructuring costs);

(v)	unrealized gains and losses due to foreign exchange adjustments (including, without limitation, losses and expenses in connection with currency and exchange rate fluctuations);

(vi)	costs and expenses in connection with the Transactions;

(vii)	expenses or charges related to any equity offering, permitted investment, acquisition, disposition, recapitalization or incurrence, prepayment, amendment, modification, restructuring or refinancing of permitted indebtedness (whether or not consummated), including non-operating or non-recurring professional fees, costs and expenses related thereto;

(viii)	S-X adjustments, subject in the case of any run-rate adjustments to the cap set forth in clause (i);

(ix)	interest, letter of credit fees, taxes, amortization and depreciation;

(x)	losses from discontinued operations; and

(xi)	charitable contributions, customary public company costs to be agreed, fees, expenses and indemnities paid to directors, proceeds of business interruption insurance, and other customary add-backs to be agreed.

“Test Period” shall mean each period of four consecutive fiscal quarters of the Borrower then last ended (in each case, taken as one accounting period); provided that (a) for purposes of the Financial Covenant (as hereinafter defined) and determining interest margins and fees, the Test Period will be based on the most recent four fiscal quarter period for which financial statements have been delivered or are required to have been delivered under the Bank Credit Documentation and (b) for any other purpose, the Test Period shall be based on the most recent four fiscal quarter period for which financial statements are internally available) prior to such date of determination.

Annex I-12

Scheduled Amortization:	Term B Loan Facility: The Term B Loan Facility shall be subject to quarterly amortization of principal equal to 0.25% of the original aggregate principal amount of the Term B Loan Facility (commencing with the first full fiscal quarter following the Closing Date), with the balance payable on the final maturity date.

Term A Loan Facility: The Term A Loan Facility shall be subject to quarterly amortization (beginning with the first full fiscal quarter after the Closing Date) of principal equal to (i) 0.625% of the original aggregate principal amount of the Term A Loan Facility during the first four full fiscal quarters following the Closing Date, (ii) 1.250% of the original aggregate principal amount of the Term A Loan Facility during the next eight full fiscal quarters, (iii) 1.875% of the original aggregate principal amount of the Term A Loan Facility during the next four full fiscal quarters and (iv) 2.50% of the original aggregate principal amount of the Term A Loan Facility for each fiscal quarter thereafter, with the balance payable on the final maturity date.

Revolving Credit Facility: None.

Mandatory Prepayments and Commitment Reductions:	In addition to the amortization set forth above and subject to the next two paragraphs, mandatory prepayments required with respect to the Term B Loan Facility and the Term A Loan Facility shall be limited to: (i) subject to exceptions and thresholds consistent with the Bank Documentation Standard, in an amount equal to 100%, with a step down to 50% at a First Lien Leverage Ratio to be agreed (such step down, the “Asset Sale Step Down”), of the net cash proceeds received by the Borrower or any of its restricted subsidiaries in excess of $25.0 million for any individual transaction (or series of related transactions) or $50.0 million in the aggregate for any fiscal year from any disposition outside the ordinary course and described in clause (a) or (b) of the definition of Prepayment Event in Borrower’s Existing Credit Agreement (subject to the Bank Documentation Standard, in each case, to the extent such proceeds are not reinvested (or committed to be reinvested) in the business of the Borrower or any of its subsidiaries within 540 days after the date of receipt of such proceeds from such disposition or casualty event and, if so committed to be reinvested, reinvested no later than 180 days after the end of such 540-day period; (ii) following the receipt of net cash proceeds from the issuance or incurrence after the Closing Date of additional debt of the Borrower or any of its restricted subsidiaries (other than debt permitted under the Bank Credit Documentation other than Refinancing Indebtedness); and (iii) in an amount equal to 50% of annual Excess Cash Flow (subject to the Bank Documentation Standard, as defined in the Borrower’s Existing Credit Agreement but subject to additional deductions to be agreed, including, without limitation, customary deductions for planned expenditures and a deduction for all cash expenses, charges, or losses excluded in arriving at Consolidated Net Income (to the extent not financed with long-term indebtedness)) of the Borrower and its restricted subsidiaries beginning with the first full Borrower’s fiscal year commencing after the Closing Date, with step downs to 25% and 0% at First Lien Leverage Ratios equal to 3.50:1.00 and 3.00:1.00, respectively (with a dollar-for-dollar credit for optional prepayments of the Senior Secured Credit Facility, any Incremental Facility and any Incremental Equivalent Debt that is secured on a pari passu basis with the Senior Secured Credit Facilities as well as certain other events to be agreed (in the case of the Revolving Credit Facility and any other revolving facility, to the extent accompanied by a permanent reduction of the corresponding commitment) subsequent to the first day of the relevant year, in each case other than to the extent financed with long-term debt), in each case of clauses (i) - (iii), subject to the limitations set forth in the paragraph immediately following, such amounts shall be applied, without premium or penalty, on a pro rata basis to the remaining amortization payments under the Term B Loan Facility and Term A Loan Facility in direct order of maturity.

Annex I-13

Any Lender under the Term B Loan Facility or Term A Loan Facility may elect not to accept its pro rata portion of any mandatory prepayment other than a prepayment pursuant to clause (ii) above (each a “Declining Lender”). Any prepayment amount declined by a Declining Lender may be retained by the Borrower and included in the Available Amount Basket (such amount, a “Declined Amount”).

Mandatory prepayments in clauses (i) and (iii) above shall be limited to the extent the upstreaming or transfer of such amounts from a foreign subsidiary to the Borrower or any other applicable subsidiary would result in material adverse tax consequences until such time as the Borrower or its applicable subsidiary may upstream or transfer such amounts without material adverse tax consequences and shall be subject to permissibility under local law of upstreaming proceeds (including financial assistance and corporate benefit restrictions and fiduciary and statutory duties of the relevant directors) and any applicable limitations set forth in such foreign subsidiary’s organizational documents and/or binding agreements. The non-application of any mandatory prepayment amounts as a consequence of the foregoing provisions will not, for the avoidance of doubt, constitute a default or an event of default, and such amounts shall be available for working capital purposes of the Borrower and its subsidiaries.

Revolving Credit Loans shall be required to be prepaid, and Letters of Credit shall be required to be cash collateralized, if at any time the aggregate amount of outstandings under the Revolving Credit Facility exceeds the aggregate amount of commitments under the Revolving Credit Facility at such time.

Optional Prepayments:	Term B Loans and Term A Loans may be prepaid and Revolving Commitments may be reduced at any time in whole or in part without premium or penalty, upon written notice, at the option of the Borrower, except (x) that any prepayment of Adjusted Term SOFR advances other than at the end of the applicable interest periods therefor shall be made with customary reimbursement for any funding losses and redeployment costs (but not loss of margin) of the Lenders resulting therefrom and (y) with respect to the Term B Loan Facility, as set forth in “Soft-Call Premium” section below. Each optional prepayment of the Term B Loan Facility or Term A Loan Facility shall be applied as directed by the Borrower (and absent such direction, in direct order of maturity thereof).

Annex I-14

Soft-Call Premium:	In the event that all or any portion of the Term B Loan Facility is (i) repaid, prepaid, refinanced or replaced with term loan indebtedness with a lower effective yield than the effective yield of such Term B Loan Facility or (ii) repriced through any waiver, consent or amendment, in each case in connection with a Repricing Event (subject to the Bank Documentation Standard, as defined in the Borrower’s Existing Credit Agreement) and prior to the six-month anniversary of the Closing Date and other than in connection with a change of control, such repayment, prepayment, refinancing, replacement or repricing will be accompanied by a premium of 1% of the principal amount so repaid, prepaid, refinanced, replaced or repriced. If all or any portion of the Term B Loan Facility held by any Lender is required to be assigned pursuant to a “yank-a-bank” provision in the Bank Credit Documentation as a result of, or in connection with a Repricing Event prior to the six-month anniversary of the Closing Date, such Lender not agreeing or otherwise consenting to any waiver, consent or amendment referred to in clause (ii) above (or otherwise in connection with a Repricing Event) will be entitled to a premium equal to 1% of the principal amount so required to be assigned.

Security:	Subject to the limitations set forth below in this section and subject to certain other exceptions consistent with the Bank Documentation Standard, the Borrower Obligations, the Guarantees and any interest rate protection or other swap or hedging arrangements, or cash management arrangements, in each case, entered into with a Lender or agent or any affiliate of a Lender or agent (collectively, the “Secured Obligations”) will be secured, on a first priority basis, by: (a) a perfected pledge of 100% of each direct subsidiary of the Borrower and of each Guarantor (which pledge, in the case of capital stock of any foreign subsidiary of the Borrower that is a CFC or any CFC Holdco (each, as defined in the Borrower’s Existing Credit Agreement) shall be limited to 65% of the voting capital stock and 100% of any non-voting capital stock of such subsidiary) and (b) perfected security interests in substantially all of the Borrower’s and each Guarantor’s assets, including tangible and intangible personal property of the Borrower and each Guarantor (including but not limited to accounts receivable, inventory, equipment, general intangibles, deposit and securities accounts, investment property, intellectual property, intercompany notes, instruments, chattel paper and documents and proceeds of the foregoing) (the items described in clauses (a) and (b) above, but excluding the Excluded Property (as defined below), collectively, the “Collateral”).

Annex I-15

Notwithstanding anything to the contrary, the Collateral shall exclude Excluded Property (subject to the Bank Documentation Standard, as defined in the Borrower’s Existing Credit Agreement but subject to an additional exclusion for any property subject to any permitted lease, license or other agreement binding on such property at the time of the acquisition thereof and not incurred in contemplation of such acquisition, in each case, to the extent the grant of a security interest in such property would invalidate such lease, license or other agreement or create a right of termination in favor of any unaffiliated party thereto, in each case after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code and other applicable law). In addition, (a) landlord, bailee or warehouseman waivers or collateral access agreements shall not be required, control agreements shall not be required with respect to any deposit accounts, securities accounts or commodities accounts and no perfection actions other than the filing of UCC financing statements shall be required with respect to motor vehicles and other assets subject to certificates of title, letter of credit rights, except as to which perfection may be accomplished solely by the filing of a UCC financing statement (it being understood that no actions shall be required to perfect a security interest in letter of credit rights, other than the filing of a UCC financing statement), commercial tort claims with a value of less than an amount to be agreed and promissory notes evidencing debt in a principal amount of less than an amount to be agreed and (b) no actions in any jurisdiction other than the United States (or any State or other political subdivision thereof) or required by the laws of any jurisdiction other than the United States shall be required to be taken to create or perfect any security interests in assets located or titled outside of the U.S. (it being understood that there shall be no security agreements or pledge agreements governed under the laws of any jurisdiction other than the United States).

All the above-described pledges, security interests and mortgages shall be set forth in the Bank Credit Documentation.

Conditions Precedent to Initial Borrowing on the Closing Date:	The availability of the Senior Secured Credit Facilities on the Closing Date will be limited to those applicable conditions specified in paragraph 5 of the Commitment Letter.

Post-Closing Conditions:	The making of each Revolving Credit Loan and the issuance, amendment, modification, renewal or extension of a Letter of Credit (other than any amendment, modification, renewal or extension of a Letter of Credit which does not increase the face amount or extend the maturity of such Letter of Credit) after the Closing Date, in each case, shall be conditioned upon (a) the accuracy in all material respects of all representations and warranties in the Bank Credit Documentation as of the date of such extension of credit (or, in the case of representations or warranties qualified by materiality or Material Adverse Effect, the accuracy thereof in all respects) except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date, (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit, (c) the Borrower certifying as to pro forma compliance with the Financial Covenant (whether or not then in effect) as of the most recently ended Test Period and (d) delivery of a customary borrowing notice or request for issuance of a Letter of Credit, as applicable.

Annex I-16

Representations and Warranties:	Subject in all respects to the Limited Conditionality Provisions and the Bank Documentation Standard, substantially the same as (including, for the avoidance of doubt, with respect to materiality qualifiers, exceptions and limitations) the representations and warranties set forth in the Borrower’s Existing Credit Agreement.

Affirmative Covenants:	Subject in all respects to the Bank Documentation Standard, substantially the same as (including, for the avoidance of doubt, with respect to materiality qualifiers, baskets, thresholds, exceptions and limitations) the affirmative covenants set forth in the Borrower’s Existing Credit Agreement; provided that the Borrower shall be required to provide to the Administrative Agent and the Lenders, promptly upon obtaining knowledge thereof, changes to the beneficial ownership information provided pursuant to the Beneficial Ownership Regulation.

Negative Covenants:	Subject in all respects to the Bank Documentation Standard, substantially the same as (including, for the avoidance of doubt, with respect to materiality qualifiers, baskets, thresholds, incurrence ratios, exceptions and limitations) the negative covenants set forth in the Borrower’s Existing Credit Agreement; provided that the Bank Credit Documentation shall include, among other limitations and exceptions consistent with the Bank Documentation Standard:

(a)          limitations on the incurrence of debt (which shall permit, among other exceptions consistent with the Bank Documentation Standard, (i) on terms and conditions substantially the same as the Borrower’s Existing Credit Agreement, Incremental Equivalent Debt (as defined in the Borrower’s Existing Credit Agreement in lieu of the Incremental Facilities (provided that, with respect to junior lien debt and unsecured debt, in lieu of complying with the First Lien Leverage Ratio requirement set forth in the section entitled “Incremental Facilities”, in the case of junior lien debt, the Secured Leverage Ratio would not exceed either (x) 0.50x greater than the Secured Leverage Ratio as of the Closing Date or (y) at the Borrower’s option, if such secured debt is incurred to finance a Permitted Acquisition, the Secured Leverage Ratio in effect immediately prior to the consummation of such Permitted Acquisition, or in the case of unsecured debt, the Total Leverage Ratio would not exceed (x) 1.50x greater than the Total Leverage Ratio as of the Closing Date or (y) at the Borrower’s option, if such unsecured debt is incurred to finance a Permitted Acquisition, the Total Leverage Ratio in effect immediately prior to the consummation of such Permitted Acquisition, in each case (calculated on a pro forma basis); provided further that (I) the incurrence of such indebtedness shall reduce dollar for dollar the amount of indebtedness that the Borrower may incur in respect of the Incremental Facilities, (II) other than Permitted Inside Maturity Debt or any Incremental Term A Facility, such indebtedness matures at least 91 days after the latest date of maturity of the Term B Loan Facility and of any Incremental Term Facility, (III) any subsidiaries of the Borrower that do not guarantee the Senior Secured Credit Facilities shall not guarantee such indebtedness, (IV) any secured debt shall be secured solely by Collateral on a pari passu or junior lien basis and shall be subject to a customary intercreditor agreement reasonably acceptable to the Administrative Agent and the Borrower, (V) any debt incurred in the form of term loans secured on a pari passu basis with the Term B Loans that would have triggered the MFN Adjustment if such Indebtedness were incurred in the form of Incremental Term Facilities, then the incurrence of such debt shall trigger the MFN Adjustment and (VI) such debt shall be on other terms to be set forth in the Bank Credit Documentation, (ii) indebtedness incurred and/or assumed on the terms set forth in the second succeeding paragraph, (iii) purchase money indebtedness and capital leases in an amount equal to the greater of (x) $170 million and (y) 25.0% of LTM EBITDA, (iv) indebtedness arising from agreements providing for adjustments of purchase price or “earn outs” entered into in connection with acquisitions or investments, (v)  other indebtedness of the Borrower and its restricted subsidiaries, which requires no mandatory repayment or redemption (subject to exceptions consistent with those set forth in Borrower’s Existing Credit Agreement) prior to the date which is 91 days later than the latest maturity date of the Term B Loan Facility and any Incremental Term Facility, in each case, other than Permitted Inside Maturity Debt, subject to no event of default having occurred under the Senior Secured Credit Facilities or any Incremental Facility (before or after giving effect to such incurrence) and the Borrower’s Total Leverage Ratio (calculated on a pro forma basis) not exceeding (x) 1.50x greater than the Total Leverage Ratio as of the Closing Date or (y) at the Borrower’s option, if such debt is unsecured and incurred to finance a Permitted Acquisition, the Total Leverage Ratio in effect immediately prior to the consummation of such Permitted Acquisition; provided that the aggregate amount of such indebtedness that may be incurred under this clause (v) by restricted subsidiaries that are not or do not become Guarantors, together with debt incurred under the second succeeding paragraph, shall be limited to an aggregate principal amount equal to the greater of (x) $170 million and (y) 25.0% of LTM EBITDA, (vi) a general debt basket equal to the greater of (x) $340 million and (y) 50.0% of LTM EBITDA, (vii) a non-guarantor debt basket equal to the greater of (x) $170 million and (y) 25.0% of LTM EBITDA and (viii) certain ordinary course performance guarantees);

Annex I-17

(b)          limitations on liens (which shall permit, among other things to be set forth in the Bank Credit Documentation, (i) junior liens securing any secured debt issued pursuant to clause (a)(v) above, (ii) liens on the Collateral securing Refinancing Indebtedness, (iii) liens securing debt assumed in connection with a Permitted Acquisition (as hereinafter defined); provided that such liens extend to the same assets (and any improvements, accessions, proceeds, dividends or distributions in respect thereof and assets fixed or appurtenant thereto) that such liens extended to, and secure the same indebtedness, that such liens secured, immediately prior to such assumption (and any Permitted Refinancing Indebtedness (as defined in Borrower’s Existing Credit Agreement) in respect thereof) and were not created in contemplation thereof, (iv) a general lien basket in an amount equal to the greater of (x) $340 million and (y) 50.0% of LTM EBITDA and (v) liens securing indebtedness of non-guarantor subsidiaries, provided such liens only extend to assets of non-guarantor subsidiaries);

(c)          limitations on asset sales (including sales of subsidiaries) consistent with the Bank Documentation Standard;

(d)          limitations on investments, including acquisitions (which, among other exceptions consistent with the Bank Documentation Standard, shall permit (i) acquisitions on the terms set forth in the fourth succeeding paragraph, (ii) a general investment basket in an amount equal to the greater of (x) $340 million and (y) 50.0% of LTM EBITDA plus, subject to compliance on a pro forma basis with a Total Leverage Ratio of 4.50:1.00, the Available Amount Basket (as defined below) and (iii) unlimited investments subject to no event of default existing or resulting therefrom and compliance on a pro forma basis with a Total Leverage Ratio of 3.50:1.00 (the “Leverage Based Investment Basket”));

(e)          limitations on dividends or distributions on, or redemptions of, the Borrower’s or any restricted subsidiary’s equity (“Restricted Payments”) (which shall permit, among other exceptions consistent with the Bank Documentation Standard, (i) a general Restricted Payment basket, subject to no event of default existing or resulting therefrom, in an amount equal to the greater of (x) $200 million and (y) 30% of LTM EBITDA plus, subject to no event of default existing or resulting therefrom and compliance on a pro forma basis with a Total Leverage Ratio of 4.50:1.00, the Available Amount Basket and (ii) unlimited Restricted Payments subject to no event of default existing or resulting therefrom and compliance on a pro forma basis with a Total Leverage Ratio of 3.50:1.00 (the “Leverage Based RP Basket”);

(f)          limitations on prepayments or redemptions of subordinated or junior lien indebtedness for borrowed money (collectively, “Junior Debt”) or amendments of the documents governing such Junior Debt (subject to the Bank Documentation Standard) in a manner materially adverse to the Lenders (which shall permit, among other exceptions consistent with the Bank Documentation Standard (i) a general prepayment basket in an amount equal to the greater of (x) $200. million and (y) 30.0% of LTM EBITDA plus, subject to compliance on a pro forma basis with a Total Leverage Ratio of 4.50:1.00, the Available Amount Basket, (ii) unlimited prepayments subject to no event of default existing or resulting therefrom and compliance on a pro forma basis with a Total Leverage Ratio of 3.50:1.00, to be agreed (the “Leverage Based Prepayments Basket”), (iii) refinancing or exchanges of Junior Debt for like or junior debt subject to terms and conditions to be set forth in the Bank Credit Documentation and (iv) conversion of Junior Debt to common or “qualified preferred” equity);

Annex I-18

(g)          limitations on agreements restricting distributions, dividends and other specified transfers from restricted subsidiaries to the Borrower or any Guarantor, fundamental changes and negative pledge clauses, in each case consistent with the Bank Documentation Standard;

(h)          limitations on transactions with affiliates consistent with the Bank Documentation Standard;

(i)          limitations on changes in fiscal year and in lines of business consistent with the Bank Documentation Standard; and

(j)          modifying organizational documents in a manner materially adverse to Lenders consistent with the Bank Documentation Standard.

The negative covenants will be subject, in the case of each of the foregoing covenants to exceptions, qualifications and “baskets” to be set forth in the Bank Credit Documentation. In addition, the negative covenants described in clauses (d), (e) and (f) above shall include an “Available Amount Basket”, which shall mean a cumulative amount equal to (a) the greater of (x) $200 million and (y) 30.0% of LTM EBITDA, plus (b) the retained portion of Excess Cash Flow (provided that the calculation of Excess Cash Flow shall exclude Excess Cash Flow generated by non-U.S. subsidiaries that would be prohibited under any applicable laws from being repatriated to the United States or that the Borrower determines in good faith would result in a tax liability that is material to the amount of funds otherwise required to be repatriated (including any withholding tax) if repatriated to the United States) for each fiscal year (commencing with the first full fiscal year following the Closing Date), plus (c) retained asset sale proceeds, plus (d) any declined proceeds in respect of any Prepayment Event, plus (e) the cash proceeds of new public or private qualified equity issuances or an equity capital contribution to the Borrower (other than disqualified stock) after the Closing Date, plus (f) the aggregate cash proceeds from debt and disqualified stock incurred after the Closing Date exchanged or converted into qualified equity, plus (g) the net cash proceeds received by the Borrower and its restricted subsidiaries after the Closing Date from sales of investments made using the Available Amount Basket (up to the amount, when combined with any amount set forth in clause (h) below, of the original investment) plus (h) returns, profits, distributions and similar amounts received in cash or cash equivalents by the Borrower and its restricted subsidiaries after the Closing Date on investments made using the Available Amount Basket (up to the amount, when combined with any amount set forth in clause (g) above, of the original investment), plus (i) the investments of the Borrower and its restricted subsidiaries in any unrestricted subsidiary out of the Available Amount Basket that has been re-designated as a restricted subsidiary or that has been merged or consolidated with or into the Borrower or any of its restricted subsidiaries after the Closing Date (up to the fair market value (as determined in good faith by the Borrower) of the investments of the Borrower and its restricted subsidiaries in such unrestricted subsidiary at the time of such re-designation or merger or consolidation); provided that in no event shall the Available Amount Basket at any time be less than $0.

Annex I-19

The Borrower or any restricted subsidiary will be permitted to incur and/or assume indebtedness in connection with a Permitted Acquisition so long as (i) with respect to any newly incurred indebtedness, (x) other than Permitted Inside Maturity Debt, the maturity date of such indebtedness is no earlier than 91 days later than the final maturity date of the Term B Loan Facility, and any Incremental Term Facility, (y) other than Permitted Inside Maturity Debt, such indebtedness requires no mandatory repayment or redemption (other than customary change of control or asset sale offers or upon any event of default) prior to the date which is 91 days later than the latest maturity date of the Term B Loan Facility, and any Incremental Term Facility, and (z) such indebtedness is unsecured or is only secured to the extent permitted pursuant to clause (b) under the heading “Negative Covenants” above, (ii) with respect to assumed indebtedness, such indebtedness is only the obligation of the person and/or person’s subsidiaries that are acquired or that acquired the relevant assets and such indebtedness was not incurred in contemplation of such acquisitions, (iii) the Total Leverage Ratio (calculated on a pro forma basis) would not exceed (x) 1.75x greater than the Total Leverage Ratio as of the Closing Date (without giving effect to clause (ii) of the definition of Consolidated Funded Indebtedness) or (y) at the Borrower’s option, if such debt incurred and/or assumed in connection with such Permitted Acquisition is unsecured, the Total Leverage Ratio in effect immediately prior to the consummation of such Permitted Acquisition and (iv) before and after giving effect thereto, no event of default has occurred and is continuing; provided that the aggregate amount of indebtedness that may be incurred under clause (i) of this paragraph by restricted subsidiaries that are not Guarantors shall not exceed an aggregate principal amount equal to the greater of (x) $170 million and (y) 25.0% of LTM EBITDA.

The Borrower or any restricted subsidiary will be permitted to make non-ordinary course of business asset sales or dispositions so long as (a) such sales or dispositions are for fair market value, (b) at least 75% of the consideration for asset sales and dispositions shall consist of cash or cash equivalents (subject to exceptions to be set forth in the Bank Credit Documentation, which shall include a basket for non-cash consideration that may be designated as cash consideration in an aggregate amount to be set forth in the Bank Credit Documentation) and (c) before and after giving effect to such asset sale, no event of default has occurred and is continuing.

The Borrower or any restricted subsidiary will be permitted to make acquisitions of the equity interests in a person that becomes a restricted subsidiary, or all or substantially all of the assets (or all or substantially all the assets constituting a business unit, division, product line or line of business) of any person  (each, a “Permitted Acquisition”) so long as (a) there is no event of default existing at the time of or after giving pro forma effect to such acquisition, (b) the acquired company or assets are in a similar, ancillary, complementary or related line of business as the Borrower and its subsidiaries and (c) subject to the limitations set forth in “Guarantors” and “Security” above, the acquired company and its subsidiaries (other than any subsidiaries of the acquired company designated as an unrestricted subsidiary as provided in “Unrestricted Subsidiaries” below) will become Guarantors and pledge their Collateral to the Administrative Agent.  Cash consideration paid in respect of acquisitions made pursuant to this paragraph (and, for the avoidance of doubt, not any other applicable investment carveouts, baskets or thresholds) of entities that do not become Guarantors and of assets by entities that are not Guarantors shall not exceed an amount equal to the greater of (x) $200 million and (y) 30.0% of LTM EBITDA.

Annex I-20

Each covenant shall also provide that if the exceptions and baskets set forth therein includes a combination of fixed dollar (including any related builder or grower component) baskets, exceptions and thresholds (“Fixed Baskets”), and amounts permitted under non-fixed dollar baskets, exceptions and thresholds (“Non-Fixed Baskets”) or amounts otherwise subject to a financial ratio or test (“Financial Incurrence Tests”) in concurrent transactions, a single transaction or a series of related transactions, any Financial Incurrence Tests and Non-Fixed Baskets shall be calculated without giving effect to the utilization of such Fixed Baskets (and the Borrower shall be permitted to, at its option, divide and classify such actions or transactions (or portions thereof) within any applicable covenant and later (on one or more occasions) re-divide and/or reclassify under one or more of such baskets, exceptions and thresholds within such covenant, including to reclassify utilization of any Fixed Baskets as incurred under any available Non-Fixed Baskets, including any Financial Incurrence Tests; provided, that if any Financial Incurrence Tests would be satisfied in any subsequent fiscal quarter following the utilization of any Fixed Basket or other Non-Fixed Basket, such reclassification shall be deemed to have automatically occurred if not elected by the Borrower) In calculating any Non-Fixed Baskets (including any Financial Incurrence Tests), any amounts incurred under any Fixed Basket and/or any other Non-Fixed Basket contemporaneously therewith, shall not be given effect in calculating the applicable Non-Fixed Basket (but giving full pro forma effect to all applicable and related transactions (including the use of proceeds of all indebtedness to be incurred and any repayments, repurchases and redemptions of indebtedness) and all other permitted pro forma adjustments) (this paragraph, the “Stacking and Reclassification Provisions”).

Financial Covenant:	Term B Loan Facility: None.

Term A Loan Facility and Revolving Credit Facility: A maximum Secured Leverage Ratio financial covenant set at a level to be based on a 30% cushion to the Secured Leverage Ratio of the Borrower and its subsidiaries as of the Closing Date, which shall be subject to stepdowns to be mutually agreed (the “Financial Covenant”). The Financial Covenant shall be tested on the last day of each fiscal quarter of the Borrower.

Annex I-21

Unrestricted Subsidiaries:	Subject in all respects to the Bank Documentation Standard, the Bank Credit Documentation will contain provisions pursuant to which the Borrower will be permitted to designate (or re-designate) any existing or subsequently acquired or organized Restricted Subsidiary as an “unrestricted subsidiary” (each, an “Unrestricted Subsidiary”) and designate (or re-designate) any such Unrestricted Subsidiary as a Restricted Subsidiary on terms and conditions substantially the same as those set forth in the Borrower’s Existing Credit Agreement.

Events of Default:	Limited to the following (to be applicable to the Borrower and its restricted subsidiaries only): nonpayment of principal when due; nonpayment of interest or other amounts after a customary five (5) business day grace period; violation of covenants (subject, in the case of affirmative covenants (other than notices of default and maintenance of the Borrower’s existence), to a thirty (30) day grace period); provided that a breach of the Financial Covenant shall not constitute an Event of Default with respect to the Term B Loan Facility or trigger a cross-default under the Term B Loan Facility until the date on which the Revolving Credit Loans (if any) and Term A Loans have been accelerated and the Revolving Commitments have been terminated as a result of such breach by the Lenders holding Revolving Commitments and Term A Loans (collectively, the “Pro Rata Lenders”) in accordance with the terms of the Revolving Credit Facility and the Term A Loan Facility (together, the “Pro Rata Facilities”); any representation or warranty proving to have been materially incorrect when made; cross default to indebtedness of an amount in excess of an amount to be set forth in the Bank Credit Documentation; bankruptcy or other insolvency events of the Borrower or its material restricted subsidiaries (with a 60 day grace period for involuntary events); unpaid or unstayed monetary judgments of an amount in excess of an amount to be set forth in the Bank Credit Documentation; customary ERISA events; actual or asserted invalidity of a material portion of the Guarantees, the security documents or any security interest in Collateral and change of control with respect to the Borrower.

Annex I-22

Assignments and Participations:	Each Lender will be permitted to make assignments in minimum amounts to be agreed to other entities approved by (x) the Administrative Agent, (y) in the case of loans and commitments under the Revolving Credit Facility, the Issuing Lenders and (z) so long as no payment or bankruptcy default has occurred and is continuing, the Borrower, each such approval not to be unreasonably withheld or delayed; provided, however, that (i) no approval of the Borrower shall be required in connection with assignments to other Lenders (limited in the case of the Revolving Credit Facility and the Term A Loan Facility to another Lender under the Revolving Credit Facility or the Term A Loan Facility, as applicable) or any of their affiliates or approved funds, (ii) the Borrower shall be deemed to have given consent to an assignment if it shall have failed to respond to a written request within 10 business days of Borrower’s receipt of such written request and (iii) no approval of the Administrative Agent shall be required in connection with assignments to other Lenders (limited in the case of the Revolving Credit Facility and the Term A Loan Facility to another Lender under the Revolving Credit Facility or the Term A Loan Facility, as applicable) or any of their affiliates or approved funds. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign as security all or part of its rights under the Bank Credit Documentation to any Federal Reserve Bank. Lenders will be permitted to sell participations with voting rights limited to customary significant matters. An assignment fee in the amount of $3,500 will be charged with respect to each assignment unless waived by the Administrative Agent in its sole discretion. Notwithstanding the foregoing, no loans or commitments shall be assigned or participated to (x) the Borrower or any of its subsidiaries (except as permitted below) or (y) any natural person.

In addition, loans under the Term B Loan Facility and Term A Loan Facility may be purchased by and assigned to the Borrower or any of its subsidiaries on a non-pro rata basis on terms and conditions (subject to the Bank Documentation Standard) substantially the same as those set forth in the Borrower’s Existing Credit Agreement.

Waivers and Amendments:	Amendments and waivers of the provisions of the Bank Credit Documentation will require the approval of Lenders holding more than 50% of the aggregate amount of the extensions of credit and unused commitments under the Senior Secured Credit Facilities (the “Required Lenders”), except that (a) the consent of each Lender directly and adversely affected thereby will also be required with respect to (i) increases to the commitment amount of such Lender, (ii) reductions of principal, interest, or fees payable to such Lender (other than waivers of default interest, a default or event of default or mandatory prepayment); (iii) extensions of scheduled maturities or times for payment of amounts payable to such Lender (it being understood and agreed that the amendment or waiver of any mandatory prepayment, waiver of default interest, default or event of default shall only require the consent of the Required Lenders), (iv) amendments that have the effect of subordinating the payment obligations or the lien securing the Collateral, in respect of obligations of the Borrower and the Guarantors under the Senior Secured Credit Facilities and (v) changes in certain pro rata provisions and the waterfall from enforcement and (b) the consent of each Lender shall be required with respect to (i) releases of all or substantially all of the Collateral or the release of all or substantially all of the value of any guarantees (other than in connection with permitted asset sales, dispositions, mergers, liquidations or dissolutions or as otherwise permitted under the Bank Credit Documentation) and (ii) the percentage contained in the definition of Required Lenders or other voting percentages.

Annex I-23

Notwithstanding the foregoing, (x) only Pro Rata Lenders holding at least a majority of the sum of the amount of the outstanding Revolving Commitments, plus the aggregate outstanding principal amount of Term A Loans, shall have the ability to (and be required in order to) amend the Financial Covenant and waive a breach of the Financial Covenant and (y) only Lenders holding at least a majority of the Revolving Credit Facility shall have the ability to (and be required in order to) amend or waive any condition to the extension of credit under the Revolving Facility.

In connection with any proposed amendment, modification, waiver or termination (a “Proposed Change”) requiring the consent of all Lenders or all directly and adversely affected Lenders, if the consent to such Proposed Change of other Lenders whose consent is required is not obtained (but the consent of the Required Lenders or Lenders holding more than 50% of the directly and adversely affected facility, as applicable, is obtained) (any such Lender whose consent is not obtained being referred to as a “Non-Consenting Lender”), then the Borrower may, at its option and at its sole expense and effort, upon notice to such Non-Consenting Lender and the Administrative Agent, require such Non-Consenting Lender to assign and delegate, without recourse (in accordance with and subject to customary restrictions on assignment), all its interests, rights and obligations under the Bank Credit Documentation to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that, such Non-Consenting Lender shall have received payment of an amount equal to the outstanding principal of its loans, accrued interest thereon, accrued fees and all other amounts then due and owing to it under the Bank Credit Documentation (at the option of the Borrower, with respect to the class or classes of loans or commitments subject to such Proposed Change) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts). The Bank Credit Documentation shall contain other customary “yank-a-bank” provisions.

Indemnification:	Subject in all respects to the Bank Documentation Standard, substantially the same as the Borrower’s Existing Credit Agreement.

Governing Law:	New York.

Expenses:	Subject in all respects to the Bank Documentation Standard, substantially the same as the Borrower’s Existing Credit Agreement.

Counsel to the Commitment Parties:	Cahill Gordon & Reindel LLP.

Miscellaneous:	Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to New York jurisdiction. The Bank Credit Documentation shall contain provisions for replacing the commitments of a (i) “defaulting lender” and (ii) a Lender seeking indemnity for increased costs or grossed-up tax payments in each case consistent with the Bank Documentation Standard.

Annex I-24

Annex II

CONDITIONS PRECEDENT to closing

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Annex II is attached.

The initial extensions of credit under the Senior Secured Credit Facilities will, subject in all respects to the Limited Conditionality Provisions, be subject to satisfaction (or waiver by the Lead Arrangers) of the following conditions precedent:

(i)          The Acquisition shall have been, or shall be, substantially concurrently with execution of the Credit Documentation, consummated in all material respects in accordance with the terms of the Agreement and Plan of Merger, dated May 4, 2022 among the Borrower, Merger Sub and the Target (together with all Schedules and Exhibits thereto, the “Acquisition Agreement”), without giving effect to any consent or amendment, change or supplement or waiver of any provision thereof in any manner that is materially adverse to the interests of the Lead Arrangers (in their capacities as such) without the prior written consent of the Lead Arrangers (not to be unreasonably withheld, delayed or conditioned); provided that the Lead Arrangers shall be deemed to have consented to such amendment, change, supplement or waiver unless they shall object thereto in writing within three business days after receipt of written notice of such amendment, change, supplement or waiver);provided further that (i) any reduction in the purchase price for the Acquisition set forth in the Acquisition Agreement shall not be deemed to be materially adverse to the interests of the Lead Arrangers (in their capacities as such) so long as such reduction is applied pro rata to reduce the Term B Loan Facility and Term A Loan Facility on a dollar for dollar basis; (ii) any increase in the purchase price set forth in the Acquisition Agreement shall be deemed to be not materially adverse to the interests of the Lead Arrangers (in their capacities as such) so long as such purchase price increase is funded with cash on hand, proceeds of capital stock of Borrower, or an increase in common equity comprising the Equity Consideration of the Borrower; and (iii) any amendment or modification of the definition of “Company Material Adverse Effect” in the Acquisition Agreement will be deemed to be materially adverse to the interests of the Lead Arrangers.

(ii)          No Company Material Adverse Effect (as defined in the Acquisition Agreement) shall have occurred since the date of the Acquisition Agreement and be continuing.

(iii)         The Administrative Agent shall have received the Solvency Certificate from the Borrower’s chief financial officer or other person with similar responsibilities in substantially the form attached hereto on Annex III.

(iv)        The Administrative Agent shall have received (A) customary opinions of counsel to the Borrower and the Guarantors, (B) customary corporate (or other organizational) resolutions from the Borrower and the Guarantors, customary secretary’s certificates from the Borrower and the Guarantors appending such resolutions, charter documents and an incumbency certificate and (C) a customary borrowing notice (provided that such notice shall not include any representation or statement as to the absence (or existence) of any default or event of default or any bring-down of representations or warranties).

Annex II-1

(v)         The Administrative Agent shall have received: (A) the audited consolidated balance sheets and related consolidated statements of operations or income, cash flows and shareholders’ equity of each of the Borrower and the Target for the three most recently completed fiscal years of the Borrower and the Target, respectively, ended at least 120 days before the Closing Date (the “Annual Financial Statements”); (B) the unaudited consolidated balance sheets and related statements of operations or income and cash flows of each of the Borrower and the Target for each subsequent fiscal quarter (other than any fiscal fourth quarter) of the Borrower and the Target, respectively, ended at least 60 days before the Closing Date (the “Quarterly Financial Statements”) and, in the case of clauses (A) and (B) of this paragraph (v), it being understood and agreed that such financial statements of the Borrower and the Target may be in the same form and scope as the financial statements previously delivered to the Lead Arrangers or publicly filed with or furnished to the SEC prior to the Original Signing Date; and (C) a pro forma balance sheet and related statement of operations of the Borrower and its subsidiaries (including the Acquired Business) as of and for the twelve-month period ending with the latest quarterly period of the Borrower covered by the Annual Financial Statements or the Quarterly Financial Statements, as applicable, in each case after giving effect to the Transactions (the “Pro Forma Financial Statements”), which need not comply with the requirements of Regulation S-X under the Securities Act, as amended, or include adjustments for purchase accounting or any reconciliation to generally accepted accounting principles in the United States. The Administrative Agent hereby acknowledges receipt of each of the above Annual Financial Statements and Quarterly Financial Statements of the Borrower and the Target that have been publicly filed with or furnished to the SEC (such Annual Financial Statements and Quarterly Financial Statements, collectively, the “Delivered Financial Information”).

(vi)        The Lead Arrangers shall have received the financial statements described in clauses (A) and (B) of paragraph (v) above (it being understood that only the Delivered Financial Information shall be required to be delivered under this clause (vi)) (the “Required Information”) for the Senior Secured Credit Facilities not later than 15 consecutive calendar days prior to the Closing Date; provided that once such 15 consecutive calendar day period begins, it shall not restart or cease to continue as a result of the requirement to deliver any subsequent Annual Financial Statements or Quarterly Financial Statements pursuant to clauses (A) or (B), respectively, of paragraph (v) above after such 15 consecutive calendar day period begins or after such Required Information has otherwise been provided; provided further that none of July 5, 2022, July 3, 2023 or July 5, 2023 shall constitute a calendar day for purposes of such calculation (provided however that such exclusion shall not restart such period) and if such 15 consecutive calendar day period has not ended on or prior to (x) August 22, 2022, then it will be deemed to not commence earlier than September 6, 2022 or (y) December 16, 2022, then it will be deemed to not commence earlier than January 2, 2023; provided, further, that such 15 consecutive calendar day period in any event shall end on any earlier date prior to the expiration of such 15 consecutive calendar day period if the initial funding under the Senior Secured Credit Facilities is consummated on such earlier date (including closing into escrow). If the Borrower in good faith reasonably believes it has delivered the Required Information, it may deliver to the Lead Arrangers a written notice to that effect stating the date upon which it believes such Required Information was first provided, in which case the Borrower shall be deemed to have complied with such obligation to furnish the Required Information on the date set forth in such notice, and the 15 consecutive calendar day period referred to above will be deemed to have commenced on the date set forth in such notice, in each case, unless the Lead Arrangers in good faith at the time such notice is given reasonably believe that the Borrower has not completed delivery of such Required Information and, within two business days after the receipt of such notice from the Borrower, the Lead Arrangers deliver a written notice to the Borrower to that effect (stating with reasonable specificity which such Required Information has not been delivered, in which case such Required Information shall be deemed to have been delivered when such specific items have been delivered by the Borrower); provided, that notwithstanding the foregoing, the delivery of the Required Information shall be satisfied at any time at which (and so long as) the Lead Arrangers shall have actually received the Required Information, regardless of whether or when any such notice is delivered to the Borrower.

Annex II-2

(vii)       All fees due to the Administrative Agent, the Lead Arrangers and the Lenders under the Fee Letter and the Commitment Letter to be paid on or prior to the Closing Date, and all reasonable and documented out-of-pocket expenses to be paid or reimbursed under the Commitment Letter to the Administrative Agent and the Lead Arrangers on or prior to the Closing Date that have been invoiced at least three business days prior to the Closing Date, shall have been paid, in each case, from the proceeds of the initial funding under the Senior Secured Credit Facilities (which amounts may be offset against the proceeds of the Term B Loan Facility).

(viii)      Substantially concurrently with the initial funding of the Senior Secured Credit Facilities, all existing third-party indebtedness of the Borrower and its subsidiaries under the Borrower’s Existing Credit Agreement, in each case, will be repaid, redeemed, repurchased, defeased, discharged, refinanced or terminated, and all related guarantees and security interests will be terminated and released (or arrangements for such termination and release shall have been made) (the “Refinancing”).

(ix)         The Borrower and each of the Guarantors shall have provided the documentation and other information to the Administrative Agent and each Lead Arranger that are required by regulatory authorities under applicable “know-your-customer” rules and regulations, including the Patriot Act and information relating to beneficial ownership of the Borrower required by the Beneficial Ownership Regulation, in each case, at least 3 business days prior to the Closing Date to the extent such information has been reasonably requested in writing by the Administrative Agent or any Lead Arranger at least 10 business days prior to the Closing Date.

(x)          Subject in all respects to the Limited Conditionality Provisions, all documents and instruments required to create and perfect the Administrative Agent’s security interests in the Collateral shall have been executed and delivered by the Borrower and the Guarantors (or, where applicable, the Borrower and the Guarantors shall have authorized the filing of financing statements under the Uniform Commercial Code) and, if applicable, be in proper form for filing.

Annex II-3

annex III

SOLVENCY CERTIFICATE1

[_____], 2022

This SOLVENCY CERTIFICATE (this “Certificate”) is delivered in connection with that certain Credit Agreement dated as of [_____], 2022 (as amended, supplemented, amended and restated, replaced, or otherwise modified from time to time, the “Credit Agreement”) among MaxLinear, Inc., a Delaware corporation (the “Borrower”), Wells Fargo Bank, National Association, as administrative agent [and collateral agent], the financial institutions from time to time party thereto as lenders and the other parties thereto. Capitalized terms used herein without definition have the same meanings as in the Credit Agreement.

As of the date hereof, in my capacity as a Financial Officer of the Company (as defined below), and not in any individual or personal capacity, I believe that:

1.            Company (as used herein “Company” means the Borrower and its subsidiaries, taken as a whole on a consolidated basis) is not now, nor will the incurrence of the obligations under the Credit Agreement and the consummation of the Acquisition on the Closing Date (and after giving effect to the application of the proceeds of the Loans), on a pro forma basis, render the Company “insolvent” as defined in this paragraph; in this context, “insolvent” means that (i) the fair value of assets (on a going concern basis) of the Company at a fair valuation is less than the amount that will be required to pay the total liability on existing liabilities as they become absolute and matured, (ii) the present fair salable value of assets (on a going concern basis) of the Company is less than the amount that will be required to pay the probable liability on existing liabilities as they become absolute and matured in the ordinary course of business, or (iii) the Company is unable to pay its current obligations in the ordinary course of business as they generally become due. The term “liabilities” as used in this Certificate refers to the recorded liabilities of the Company as of the date hereof after giving effect to the consummation of the Transactions, determined in accordance with GAAP consistently applied and “values of assets” shall mean the amount that would be obtained by a willing seller if the assets (both tangible and intangible) in their entirety were to be purchased by a willing buyer, with a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under compulsion to act.

2.           The incurrence of the obligations under the Credit Agreement and the consummation of the other Transactions on the Closing Date (and after giving effect to the application of the proceeds of the Loans), on a pro forma basis, will not leave the Company with unreasonably small capital with which to conduct their businesses. I understand that “unreasonably small capital” depends upon the nature of the particular business or businesses conducted or to be conducted, and I have reached my conclusion based on my current assumptions regarding the needs and anticipated needs for capital of the businesses conducted or anticipated to be conducted by the Company in light of projected financial statements and available credit capacity, which current assumption I do not believe to be unreasonable in light of the circumstances applicable thereto.

[1]	Defined terms to be aligned with those in the definitive Credit Agreement, but consistent with this form of solvency certificate.

Annex III-1

IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate in such undersigned’s capacity as an officer of the Borrower, on behalf of the Borrower, and not individually, as of the date first above written.

MAXLINEAR, INC.

By:

Name: Title:

Annex III-2